                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For September 26, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                    No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                 .
                                    ----------------


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        International Uranium Corporation
                                                   (Registrant)

Date:  September 26, 2006                       By: /s/ Ron F. Hochstein
       ------------------------                     ---------------------
                                             Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit Number         Description
--------------         -----------
1                      Material Change Report for a press release dated
                       September 18, 2006

2                      Arrangement Agreement among International Uranium
                       Corporation and 2113537 Ontario Inc. and
                       Denison Mines Inc.


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1:     NAME AND ADDRESS OF COMPANY

            International Uranium Corporation. ("International Uranium" or the "Corporation")
            2101 - 885 West Georgia Street
            Vancouver, BC  V6C 3E8

            Telephone Number:  (604) 689-7842

ITEM 2:     DATE OF MATERIAL CHANGE

            September 18, 2006

ITEM 3:     NEWS RELEASE

            The news release was disseminated in Canada on September 18, 2006 through the facilities of CCN Matthews and subsequently filed on SEDAR and EDGAR.

ITEM 4:     SUMMARY OF MATERIAL CHANGE

            The Corporation and Denison Mines Inc. ("Denison") have entered into an agreement to merge the two companies by way of a plan of arrangement to create a mid-tier, North American-focused uranium producer with the capability of increasing annual production to in excess of 5.5 million lbs of U3O8 by 2010. The combined company will be named Denison Mines Ltd. and will have a market capitalization of approximately C$1 billion (based on the aggregate of the closing prices of the Corporation's and Denison's Common Shares on September 18, 2006). The transaction is conditional upon the approval by 66-2/3% of Denison shareholders and option holders and a majority of the Corporation shareholders as well as other customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. Special shareholder meetings for each company to vote on the transaction are expected to be held in mid-November 2006. The transaction is expected to close by the middle of December 2006.

ITEM 5:     FULL DESCRIPTION OF MATERIAL CHANGE


            The Corporation and Denison Mines Inc. ("Denison") have entered into an agreement to merge the two companies by way of a plan of arrangement to create a mid-tier, North American-focused uranium producer with the capability of increasing annual production to in excess of 5.5 million lbs of U3O8 by 2010. The combined company will be named Denison Mines Ltd. and will have a market capitalization of approximately C$1 billion (based on the aggregate of the closing prices of the Corporation's and Denison's Common Shares on September 18, 2006).

            INCREASED URANIUM PRODUCTION GROWTH
            The combined company will own the White Mesa mill in Utah and 22.5% of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The share of the combined licensed annual milling capacity will be at 10 million lbs U3O8, to be expanded to 10.7 million lbs in 2007. The company will own an interest in one operating mine and four North American development projects, all of which are scheduled to commence mining prior to 2010.

            FINANCIAL STRENGTH
            As of June 30, 2006, the combined company's pro forma financial highlights include:
            - Cash and short-term investments of CDN $127 million
            - No long-term debt
            The strength of the pro forma balance sheet will allow the company to pursue a development growth strategy and fund an aggressive exploration program.

            EXPLORATION AND EQUITY INVESTMENTS
            The combined company will have a strong exploration position with large land positions in the United States, the Athabasca Basin, Mongolia and Australia. The company has 12 full-time professionals dedicated to exploration. In addition, the combined company will have further exposure to exploration through equity investments in JNR Resources Inc., Energy Metals Limited of Australia and several other exploration companies.

            EXPERIENCED MANAGEMENT AND BOARD
            Peter Farmer will become Chief Executive Officer of the combined company and Ron Hochstein will become the President and Chief Operating Officer. James Anderson will be the Chief Financial Officer. Both the Corporation and Denison will be equally represented on the Board of the combined company, with Lukas Lundin as Chairman.

            The combined company will continue to be manager of Uranium Participation Corporation, a company created to invest in uranium.

            TRANSACTION DETAILS
            At the closing of the plan of arrangement, Denison will amalgamate with a wholly owned subsidiary of the Corporation, and holders of Denison Common Shares will exchange each of their Denison Common Shares for the Corporation's Common Shares on the basis of 2.88 of the Corporation's Common Shares for each one Denison Common Share. The Corporation's shareholders will continue to hold their existing Common Shares. The combined company will be named Denison Mines Ltd. and will retain a primary listing on the Toronto Stock Exchange. Under the terms of the arrangement, Denison's outstanding stock options will, after the completion of the arrangement, represent rights to receive options of Denison Mines Ltd., with appropriate adjustments to reflect the exchange ratio between Denison's and the Corporation's Common Shares and appropriate adjustments to the option exercise price. Under the terms of Denison's two outstanding series of warrants, upon completion of the arrangement, such warrants will represent the right to purchase Common Shares of Denison Mines Ltd., with appropriate adjustments to reflect the exchange ratio between Denison's and the Corporation's Common Shares, with appropriate adjustments to the warrant exercise prices.

            The existing shareholders of the Corporation and Denison will each own approximately 50% of the new company. The combined company will have approximately 176 million Common Shares outstanding at the completion of the merger.

            The Boards of Directors of each company has received a fairness opinion from its respective financial advisors with respect to the transaction consideration. Both boards are unanimously recommending approval of the transaction by their respective shareholders. The transaction is conditional upon the approval by 66-2/3% of Denison's shareholders and option holders and a majority of the Corporation's shareholders as well as other customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. Special shareholder meetings for each company to vote on the transaction are expected to be held in mid-November 2006. The transaction is expected to close by the middle of December 2006.

            The definitive agreement between the two companies includes a commitment by each company not to solicit alternative transactions to the merger. Each company has agreed to pay a break fee to the other party of C$16 million under certain circumstances. The directors and senior officers of each company have entered into agreements to vote their respective shareholdings in support of the transaction and to refrain from disposing of their Common Shares prior to the meeting. Lundin family interests, holders of 19.9% in total of the Corporation, have also pledged their support of the transaction.

            ADVISORS AND COUNSEL
            Denison's financial advisor is Sprott Securities Inc. and legal counsel in Canada is Blake, Cassels & Graydon LLP and in the United States is Dorsey & Whitney. The Corporation's financial advisor is Dundee Securities Corp. and legal counsel in Canada is Cassels Brock & Blackwell LLP and in the United States is Shearman & Sterling.

            ABOUT DENISON MINES
            Denison Mines Inc. is a uranium exploration, development and production company whose principal assets are a 22.5% interest in one of the world's largest uranium facilities at McClean Lake in Northern Saskatchewan and its 25.17% interest in the Midwest Uranium Project. It is actively engaged in exploration activities in Canada's Athabasca Basin, in Mongolia and through its 12% interest in Energy Metals of Australia. It is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and provides management services to Uranium Participation Corporation. Additional information regarding Denison is available on Denison's profile on the SEDAR website at www.sedar.com.

            ABOUT INTERNATIONAL URANIUM
            The Corporation is engaged in uranium exploration and production. It holds significant uranium and vanadium deposits in the U.S. and a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (the only operating uranium mill in the U.S.), uranium deposits in Mongolia as well as uranium exploration properties in the Athabasca Basin. The Corporation also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Corporation is a significant shareholder in Fortress Minerals Corp., a public company engaged in precious and base metal exploration.

ITEM 6:     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not applicable.

ITEM 7:     OMITTED INFORMATION

            Not applicable.

ITEM 8:     EXECUTIVE OFFICER

            Ron F. Hochstein
            President & CEO/Director
            Tel:  (604) 689-7842


            Dated at Vancouver, British Columbia, this 26th day of September, 2006.


                                    INTERNATIONAL URANIUM CORPORATION

                                    By:   /s/ Ron Hochstein
                                          ------------------------------
                                          Ron F. Hochstein, President & CEO

                                                                  EXECUTION COPY

                              ARRANGEMENT AGREEMENT

                                      AMONG

                        INTERNATIONAL URANIUM CORPORATION

                                       AND

                              2113537 ONTARIO INC.

                                       AND

                               DENISON MINES INC.

                               SEPTEMBER 18, 2006

                                TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULES........................    2
   Section 1.01   Definitions..............................................    2
   Section 1.02   Interpretation Not Affected by Headings; References
                  to Agreement.............................................   13
   Section 1.03   Number, Gender and Persons...............................   13
   Section 1.04   Date for any Action......................................   13
   Section 1.05   Statutory References.....................................   13
   Section 1.06   Currency.................................................   13
   Section 1.07   Invalidity of Provisions.................................   13
   Section 1.08   Accounting Matters.......................................   14
   Section 1.09   Knowledge................................................   14
   Section 1.10   Meaning of Certain Phrase................................   14
   Section 1.11   Schedules................................................   14
ARTICLE 2 THE ARRANGEMENT..................................................   15
   Section 2.01   Arrangement..............................................   15
   Section 2.02   Effective Date...........................................   15
   Section 2.03   Board of Directors.......................................   15
   Section 2.04   Consultation.............................................   15
   Section 2.05   Court Proceedings........................................   15
   Section 2.06   Articles of Arrangement..................................   16
   Section 2.07   Closing..................................................   16
   Section 2.08   U.S. Tax Treatment.......................................   16
ARTICLE 3 REPRESENTATIONS AND WARRANTIES...................................   17
   Section 3.01   Representations and Warranties of Denison................   17
   Section 3.02   Representations and Warranties of IUC and IUC
                  Subco....................................................   32
   Section 3.03   Survival of Representations and Warranties...............   48
ARTICLE 4 COVENANTS........................................................   48
   Section 4.01   Covenants of Denison.....................................   48
   Section 4.02   Covenants of IUC and IUC Subco...........................   57
   Section 4.03   Denison Options..........................................   66
   Section 4.04   Denison Warrants.........................................   66
   Section 4.05   Indemnification and Insurance............................   67
   Section 4.06   Employee Service and Vesting.............................   67
ARTICLE 5 CONDITIONS.......................................................   67
   Section 5.01   Mutual Conditions........................................   67
   Section 5.02   Denison Conditions.......................................   70
   Section 5.03   IUC and IUC Subco Conditions.............................   71
   Section 5.04   Notice and Cure Provisions...............................   73
ARTICLE 6 NON-SOLICITATION AND BREAK-UP FEE................................   74
   Section 6.01   Denison Covenant Regarding Non-Solicitation..............   74
   Section 6.02   Notice of Denison Superior Proposal Determination........   76
   Section 6.03   Denison Break Fee Event..................................   77
   Section 6.04   IUC Covenant Regarding Non-Solicitation..................   78

   Section 6.05   Notice of IUC Superior Proposal Determination............   80
   Section 6.06   IUC Break Fee Event......................................   81
ARTICLE 7 AMENDMENT AND TERMINATION........................................   82
   Section 7.01   Amendment................................................   82
   Section 7.02   Mutual Understanding Regarding Amendments................   82
   Section 7.03   Termination..............................................   83
ARTICLE 8 GENERAL..........................................................   85
   Section 8.01   Notices..................................................   85
   Section 8.02   Remedies.................................................   86
   Section 8.03   Expenses.................................................   87
   Section 8.04   Obligations Regarding Personal Information...............   87
   Section 8.05   Time of the Essence......................................   88
   Section 8.06   Entire Agreement.........................................   88
   Section 8.07   Further Assurances.......................................   88
   Section 8.08   Governing Law............................................   88
   Section 8.09   Execution in Counterparts................................   89
   Section 8.10   Waiver...................................................   89
   Section 8.11   No Personal Liability....................................   89
   Section 8.12   Enurement and Assignment.................................   89
   Section 8.13   Invalidity...............................................   89

Schedule A   Plan of Arrangement
Schedule B   Description of IUC Subsidiaries and IUC Material Subsidiaries
Schedule C   Description of Denison Subsidiaries

                              ARRANGEMENT AGREEMENT

     THIS AGREEMENT made as of the 18th day of September, 2006

AMONG:

                                        INTERNATIONAL URANIUM CORPORATION

                                        a corporation existing under the
                                        Business Corporations Act (Ontario)

                                        (hereinafter referred to as "IUC")

                                                               OF THE FIRST PART

                                        - and -

                                        2113537 ONTARIO INC.

                                        a corporation existing under the
                                        Business Corporations Act (Ontario)

                                        (hereinafter referred to as "IUC Subco")

                                                              OF THE SECOND PART

                                        - and -

                                        DENISON MINES INC.

                                        a corporation existing under the
                                        Business Corporations Act (Ontario)

                                        (hereinafter referred to as "Denison")

                                                               OF THE THIRD PART


WITNESSES THAT:

          WHEREAS IUC Subco is a corporation wholly-owned by IUC;

          AND WHEREAS IUC, IUC Subco and Denison propose to effect a business combination to combine the business and assets of Denison with those of IUC;

          AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario);

          AND WHEREAS the Arrangement is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and other applicable U.S. federal income tax law;

          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

                                    ARTICLE 1
                    DEFINITIONS, INTERPRETATION AND SCHEDULES

SECTION 1.01 DEFINITIONS

          In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

     (a) "1933 Act" means the Securities Act of 1933, as amended, of the United States of America;

     (b) "1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America;

     (c) "1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America;

     (d) "Agreement" means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

     (e)  "Amalgamating Corporations" means IUC Subco and Denison, collectively;

     (f) "Arrangement" means the arrangement under the provisions of Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

     (g) "Articles of Amendment" means the articles of amendment to be filed under the OBCA to give effect to the change of name of IUC to

          "Denison Mines Ltd." or such other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison;

     (h) "Articles of Arrangement" means the articles of arrangement to be filed under the OBCA to give effect to the Arrangement;

     (i) "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in the city of Toronto, Ontario;

     (j) "Canadian GAAP" means accounting principles generally accepted in Canada;

     (k) "Code" means the Internal Revenue Code of 1986, as amended, of the United States of America;

     (l) "Competition Act" means the Competition Act (Canada) as now in effect and as may be amended from time to time prior to the Effective Date;

     (m)  "Competition Act Approval" means:

          (a) the issuance of an advance ruling certificate by the Commissioner under Subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

          (b) that the waiting period under section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and IUC and Denison shall have been advised in writing by the Commissioner that she is of the view that there are not sufficient grounds to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement;

     (n) "Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be February 1, 2007;

     (o) "Confidentiality Agreement" means the confidentiality agreement dated July 5, 2006 between IUC and Denison;

     (p)  "Court" means the Superior Court of Justice, Ontario;

     (q) "de facto acquisition or change of control" means the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of Denison or IUC, as the case may be, to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Denison or IUC, as the case may be;

     (r) "Denison" means Denison Mines Inc., a corporation existing under the OBCA;

     (s) "Denison Acquisition Proposal" means, in respect of Denison, any bona fide inquiry, proposal or offer made by a party with whom Denison and each of its officers and directors deals at arm's length regarding (i) any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of the assets of Denison and the Denison Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of the assets of Denison and the Denison Subsidiaries, taken as a whole), (ii) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, (iii) any exchange offer or secondary purchase, or (iv) any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Denison or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Denison and the Denison Subsidiaries taken as a whole (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

     (t) "Denison Common Shares" means the common shares in the capital of Denison;

     (u) "Denison Disclosure Letter" means the letter of even date herewith delivered by Denison to IUC in a form accepted by and signed on behalf of IUC with respect to certain matters in this Agreement;

     (v) "Denison Documents" shall have the meaning ascribed thereto in Section 3.01(t);

     (w) "Denison Material Contracts" shall have the meaning ascribed thereto in Section 3.01(f);

     (x) "Denison Meeting" means the special meeting, including any adjournments or postponements thereof, of the Denison Securityholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

     (y) "Denison Optionholders" means, at any time, the holders of Denison Options;

     (z) "Denison Options" means those options to purchase Denison Common Shares issued under the Denison Share Option Plan referred to in paragraph 1.01(z) of the Denison Disclosure Letter, collectively;

     (aa) "Denison Plans" shall have the meaning ascribed thereto in Section 3.01(r)(i);

     (bb) "Denison Properties" means the properties of Denison set forth in paragraph 1.01 (bb) of the Denison Disclosure Letter;

     (cc) "Denison Proxy Circular" means the management information circular to be prepared by Denison with the assistance of IUC to be provided to Denison Securityholders in respect of the Denison Meeting;

     (dd) "Denison Securityholders" means the Denison Shareholders and the Denison Optionholders, collectively;

     (ee) "Denison Share Option Plan" means the amended share option plan of Denison approved by the Denison Shareholders on March 5, 2004;

     (ff) "Denison Shareholders" means, at any time, the holders of Denison Common Shares;

     (gg) "Denison Subsidiaries" means the Subsidiaries of Denison listed in Schedule B as the Denison Subsidiaries;

     (hh) "Denison Superior Proposal" means a written Denison Acquisition Proposal to acquire all or substantially all of the assets of Denison (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Denison Common Shares if the directors of Denison have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of any of which shall have been provided to IUC) from, as appropriate, the financial, legal and other advisors to Denison to the effect that such Denison

          Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is fully financed or is reasonably capable of being fully financed and is not by its terms conditional upon receipt of financing; (b) would be more favourable to Denison Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by IUC); and (c) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Denison Acquisition Proposal and the person making the Denison Acquisition Proposal;

     (ii) "Denison Warrants" means those warrants referred to in paragraph 1.01(ii) of the Denison Disclosure Letter, collectively;

     (jj) "Director" means the director appointed under Section 278 of the OBCA;

     (kk) "Effective Date" means the date on which the Final Order and all other documents required to give effect to the Arrangement are accepted for filing by the Director;

     (ll) "Effective Time" means 12:01 a.m. (Toronto time) on the Effective
          Date;

     (mm) "Encumbrance" means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

     (nn) "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

     (oo) "Environmental Laws" means all applicable Laws, including applicable common law, relating to the treatment of Hazardous Substances and the protection of the environment and employee and public health and safety;

     (pp) "ERISA" and "ERISA Affiliates" shall have the meanings ascribed thereto in Section 3.02(r);

     (qq) "Final Order" means the final order of the Court approving the Arrangement pursuant to the OBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     (rr) "Governmental Entity" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     (ss) "Hazardous Substance" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation, uranium and other radio nuclides, uranium mill tailings and other wastes and lead-containing paints or coatings;

     (tt) "IUC" means International Uranium Corporation, a corporation existing under the OBCA;

     (uu) "IUC Acquisition Proposal" means, in respect of IUC, any bona fide inquiry, proposal or offer made by a party with whom IUC and each of its officers and directors deals at arm's length regarding (i) any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of IUC's assets), (ii) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, (iii) any exchange offer or secondary purchase; or (iv) any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of IUC or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of IUC (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

     (vv) "IUC Common Shares" means the common shares in the capital of IUC;

     (ww) "IUC Disclosure Letter" means the letter of even date herewith delivered by IUC to Denison in a form accepted by and signed on behalf of Denison with respect to certain matters in this Agreement;

     (xx) "IUC Documents" shall have the meaning ascribed thereto in Section 3.02(t)(i);

     (yy) "IUC Material Contract" shall have the meaning ascribed thereto in
          Section 3.01(f);

     (zz) "IUC Material Subsidiaries" means, collectively, the corporations listed in Schedule C as the IUC Material Subsidiaries;

     (aaa) "IUC Meeting" means the special meeting, including any adjournments or postponements thereof, of the IUC Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the issuance of a maximum of 102,000,000 IUC Common Shares pursuant to the Arrangement (on a fully diluted basis) and the filing of the Articles of Amendment to change the name of IUC to "Denison Mines Ltd." or such other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison;

     (bbb) "IUC Options" means those options to purchase IUC Common Shares issued under the IUC Share Option Plan referred to in paragraph 1.01(zz) of the IUC Disclosure Letter, collectively;

     (ccc) "IUC Plans" shall have the meaning ascribed thereto in Section 3.02(r)(i);

     (ddd) "IUC Properties" means the properties of IUC set forth in paragraph 1.01(ddd) of the IUC Disclosure Letter;

     (eee) "IUC Proxy Circular" means the management information circular to be prepared by IUC with the assistance of Denison in respect of the IUC Meeting;

     (fff) "IUC SEC Documents" shall have the meaning ascribed thereto in
          Section 3.01(t)(ii);

     (ggg) "IUC Share Option Plan" means the amended share option plan of IUC approved by the IUC Shareholders on February 14, 1997 and amended, as approved by shareholders on March 23, 1998 and March 22, 2005;

     (hhh) "IUC Shareholder Approval Matters" shall have the meaning ascribed thereto in Section 3.02(c);

     (iii) "IUC Shareholders" means, at any time, the holders of IUC Common Shares;

     (jjj) "IUC Subco" means 2113537 Ontario Inc., a wholly-owned subsidiary of IUC, existing under the OBCA;

     (kkk) "IUC Subsidiaries" means the Subsidiaries of IUC, as listed in Schedule C as the IUC Subsidiaries;

     (lll) "IUC Superior Proposal" means a written IUC Acquisition Proposal to acquire all or substantially all of the assets of IUC (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the IUC Common Shares if the directors of IUC have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Denison) from, as appropriate, any of the financial, legal and other advisors to IUC to the effect that such IUC Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is fully financed or is reasonably capable of being fully financed and is not by its terms conditional upon receipt of financing; (b) is more favourable to IUC Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Denison); and (c) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such IUC Acquisition Proposal and the person making the IUC Acquisition Proposal;

     (mmm) "Interim Order" means the interim order of the Court, as such order may be amended, made in connection with the Arrangement;

     (nnn) "Investment Canada Act" means the Investment Canada Act as now in effect and as may be amended from time to time prior to the Effective Date;

     (ooo) "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity or applicable stock exchange;

     (ppp) "Liability" of any person means and includes: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

     (qqq) "Material Adverse Change" means, in respect of IUC or Denison, as the case may be, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of IUC or Denison, as the case may be, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of IUC and the IUC Subsidiaries, or Denison and the Denison Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on IUC and the IUC Subsidiaries on a consolidated basis, or Denison and the Denison Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States, or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

     (rrr) "Misrepresentation" has the meaning given to such term in the Securities Act (Ontario);

     (sss) "OBCA" means the Business Corporations Act (Ontario), including the regulation promulgated thereunder as is in effect on the date hereof;

     (ttt) "Pending Denison Acquisition Proposal" shall have the meaning ascribed thereto in Section 6.03(d);

     (uuu) "Pending IUC Acquisition Proposal" shall have the meaning ascribed thereto in Section 6.06(d);

     (vvv) "Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 7.01 of the Plan of Arrangement or Section 7.01 hereof;

     (www) "Release" means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

     (xxx) "Remedial Action" means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

     (yyy) "Sarbanes-Oxley Act" means the Sarbanes Oxley Act of 2002 of the United States of America;

     (zzz) "SEC" means the United States Securities and Exchange Commission;

     (aaaa) "Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC and applicable state regulatory authorities in the United States of America, collectively;

     (bbbb) "SEDAR" means the System for Electronic Document Analysis and Retrieval;

     (cccc) "Sprott" means Sprott Securities Inc., the financial advisors to the board of directors of Denison;

     (dddd) "Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of IUC, includes the IUC Material Subsidiaries and the IUC Subsidiaries and, in the case of Denison, includes the Denison Subsidiaries but does not include Uranium Participation Corporation;

     (eeee) "Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

     (ffff) "Tax Act" means the Income Tax Act (Canada);

     (gggg) "Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, as applicable, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

     (hhhh) "Title IV Plan" shall have the meaning ascribed thereto in Section 3.02(r)(v); and

     (iiii) "TSX" means the Toronto Stock Exchange.

          In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

SECTION 1.02 INTERPRETATION NOT AFFECTED BY HEADINGS; REFERENCES TO AGREEMENT

          The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

SECTION 1.03 NUMBER, GENDER AND PERSONS

          In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

SECTION 1.04 DATE FOR ANY ACTION

          If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

SECTION 1.05 STATUTORY REFERENCES

          Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

SECTION 1.06 CURRENCY

          Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

SECTION 1.07 INVALIDITY OF PROVISIONS

          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

SECTION 1.08 ACCOUNTING MATTERS

          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

SECTION 1.09 KNOWLEDGE

          Where the phrases "to the knowledge of IUC" is used in respect of IUC, the IUC Material Subsidiaries or the IUC Subsidiaries or "to the knowledge of Denison" in respect of Denison or the Denison Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (i) in the case of IUC, the IUC Subsidiaries and the IUC Material Subsidiaries, the collective actual knowledge of the senior officers of IUC, being the President and Chief Executive Officer, Ron Hochstein, the Chief Financial Officer, Mark Katsumata and the Vice-President and General Counsel, David C. Frydenlund, and (ii) in the case of Denison and the Denison Subsidiaries, the collective actual knowledge of the senior officers of Denison, being the President and Chief Executive Officer, E. Peter Farmer, the Executive Vice President Finance and Chief Financial Officer, James Anderson and the General Counsel and Corporate Secretary, Sheila Colman and shall not in either case include any deemed or imputed knowledge of any such officer or require the making of any additional inquiries.

SECTION 1.10 MEANING OF CERTAIN PHRASE

          In this Agreement the phrase "in the ordinary and regular course of business" shall mean and refer to those activities that are normally conducted by corporations engaged in uranium exploration, development and production.

SECTION 1.11 SCHEDULES

          The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

SCHEDULE   MATTER
--------   ------
    A      Plan of Arrangement
    B      Description of Denison Subsidiaries
    C      Description of IUC Subsidiaries and IUC Material Subsidiaries

                                    ARTICLE 2
                                 THE ARRANGEMENT

SECTION 2.01 ARRANGEMENT

          The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties. The Amalgamating Corporations shall amalgamate by way of arrangement pursuant to Section 182 of the OBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

SECTION 2.02 EFFECTIVE DATE

          The Arrangement shall become effective at the Effective Time.

SECTION 2.03 BOARD OF DIRECTORS

          On the Effective Date, the board of directors of IUC shall be reconstituted such that it will consist of ten directors, five of which shall be nominated by IUC and five of which will be nominated by Denison.

SECTION 2.04 CONSULTATION

          No press release or other public disclosure with respect to the existence or details of this Agreement or the transactions contemplated hereby shall be made by either party without the prior written consent of the other party hereto except to the extent required by applicable Law. The initial press release concerning the Arrangement shall be a joint press release and thereafter each of IUC and Denison will provide a draft press release, public statement or filing to the other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of IUC and Denison shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof, provided that nothing in this Section 2.04 shall prevent a party from complying with its obligations under applicable Laws.

SECTION 2.05 COURT PROCEEDINGS

          As soon as is reasonably practicable, pursuant to Section 182 of the OBCA, Denison and IUC Subco shall:

     (a) file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Denison Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

     (b) subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

          The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Denison and IUC Subco, each acting reasonably, and, in the case of the application to the Court for the Interim Order, shall request that the Interim Order provide, among other things:

     (i) for the persons to whom notice is to be provided in respect of the Arrangement for the Denison Meeting and for the manner in which such notice is to be provided; and

     (ii) that the requisite approval of the Denison Securityholders for the Arrangement shall be two-thirds of the votes cast thereon by Denison Securityholders (voting together as a single class) present in person or represented by proxy at the Denison Meeting.

SECTION 2.06 ARTICLES OF ARRANGEMENT

          Subject to the rights of termination contained in Article 7 hereof, upon the Denison Shareholders approving the Arrangement in accordance with the Interim Order, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, the Amalgamating Corporations shall jointly file the Final Order with the Director together with the Articles of Arrangement and such other documents as may be required in order to effect the Arrangement.

SECTION 2.07 CLOSING

          The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, counsel to IUC at 9:00 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as agreed by Denison and IUC.

SECTION 2.08 U.S. TAX TREATMENT

          The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under
Section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code that such treatment is not correct. Each party hereto agrees to act in a manner that is consistent with the parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

SECTION 3.01 REPRESENTATIONS AND WARRANTIES OF DENISON

          Denison hereby represents and warrants to IUC and IUC Subco, and hereby acknowledges that each of IUC and IUC Subco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

     (a) Organization. Denison and each of the Denison Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Denison and each of the Denison Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on Denison. All of the outstanding shares of the Denison Subsidiaries are validly issued, fully paid and non-assessable. Except as otherwise disclosed in paragraph 3.01(a) of the Denison Disclosure Letter, all of the outstanding shares of the Denison Subsidiaries are owned, directly or indirectly, by Denison. Except as otherwise disclosed in paragraph 3.01(a) of the Denison Disclosure Letter or pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Denison Subsidiary, the outstanding shares of each of the Denison Subsidiaries are owned free and clear of all Encumbrances and neither Denison nor any of the Denison Subsidiaries is liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby and as disclosed in paragraph 3.01(a) of the Denison Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Denison Subsidiaries from either Denison or any of the Denison Subsidiaries.

     (b) Capitalization. Denison is authorized to issue an unlimited number of Denison Common Shares and an unlimited number of preferred shares, issuable in series. As at September 15, 2006, there were 30,462,887 Denison Common Shares outstanding, 1,306,780 Denison Options outstanding and an aggregate of 2,606,530 Denison Common Shares were set aside for issue under the Denison Share Option Plan and an aggregate of 3,324,151 Denison Common Shares were set aside for issue under outstanding Denison Warrants. The Denison Options and the Denison Warrants are described in paragraph1.01(z) and 1.01(ii) of the Denison Disclosure Letter, respectively. Except for the Denison Options and the Denison Warrants, and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Denison or any of the Denison Subsidiaries to issue or sell any shares of Denison or any of the Denison Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Denison or any of the Denison Subsidiaries. All outstanding Denison Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Denison or any of the Denison Subsidiaries having the right to vote with the Denison Shareholders on any matter. There are no outstanding contractual obligations of Denison or of any of the Denison Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Denison Common Shares or with respect to the voting or disposition of any outstanding Denison Common Shares.

     (c) Authority, Enforceability and No Conflicts. Denison has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Denison as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Denison and the completion by Denison of the transactions contemplated by this Agreement have been authorized by the directors of Denison and, subject to the approval by the Denison Shareholders in the manner contemplated herein and the approval by the directors of Denison of the Denison Proxy Circular, no other corporate proceedings on the part of Denison are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Denison and constitutes a legal, valid and binding obligation of Denison, enforceable against Denison in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Other than as set forth in paragraph 3.01(c) of the Denison Disclosure Letter, the execution and delivery by Denison of this Agreement and the performance by Denison of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

          (i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

               (A) the articles or by-laws (or their equivalent) of Denison or any of the Denison Subsidiaries,

               (B) any Law applicable to Denison or any of the Denison Subsidiaries, or

               (C) any contract, agreement, licence or permit to which Denison or any of the Denison Subsidiaries is bound or is subject or of which Denison or any of the Denison Subsidiaries is the beneficiary;

          (ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Denison or any of the Denison Subsidiaries, to come due before its stated maturity or cause any of its available credit to cease to be available;

          (iii) result in the imposition of any Encumbrance upon any of the property or assets of Denison or any of the Denison Subsidiaries or restrict, hinder, impair or limit the ability of Denison or any of the Denison Subsidiaries to conduct the business of Denison or any of the Denison Subsidiaries as and where it is now being conducted; or

          (iv) result in any payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Denison or any Denison Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Denison or any Denison Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

          which would, individually or in the aggregate, have a Material Adverse Effect on Denison. Other than as disclosed in paragraph 3.01(c) of the Denison Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Denison or any of the Denison Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Denison of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iv) Competition Act Approval, if required; (v) approval of the Canadian Nuclear Safety Commission; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Denison.

     (d) Directors' Approvals. The board of directors of Denison has received an opinion from Sprott that the consideration to be received by Denison Shareholders in the Arrangement and related transactions, is fair, from a financial point of view, to the Denison Shareholders and the board of directors of Denison has unanimously:

          (i) determined that the exchange ratio of Denison Common Shares for IUC Common Shares is fair to the Denison Shareholders and the Arrangement is in the best interests of Denison;

          (ii) recommended that the Denison Securityholders vote in favour of the Arrangement; and

          (iii) authorized the entering into of this Agreement, and the performance of its provisions, by Denison.

     (e) Denison Subsidiaries. As of the date hereof, there are no Subsidiaries of Denison that are material to the conduct of business of Denison and the Denison Subsidiaries and Denison does not own a direct or indirect interest in any other corporation or entity other than as disclosed in paragraphs 3.01 (a) and (e) of the Denison Disclosure Letter.

     (f) No Defaults. Paragraph 3.01(f) of the Denison Disclosure Letter provides a list of, and IUC has been provided with a true and complete copy of, all contracts, agreements and licences material to the conduct of the business of Denison and the Denison Subsidiaries (taken as a whole) that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Denison (collectively, the "Denison Material Contracts") and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such Denison Material Contracts, agreements or licences. Neither Denison nor any of the Denison Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Denison or the Denison Subsidiaries or, to the knowledge of Denison, or any other party thereto, under any Denison Material Contract.

     (g) Absence of Changes. Since December 31, 2005 except as disclosed by Denison in the Denison Documents as of the date hereof:

          (i) Denison and each of the Denison Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

          (ii) neither Denison nor any of the Denison Subsidiaries has incurred or suffered an event that would be a Material Adverse Change to Denison;

          (iii) there has not been any acquisition or sale by Denison or any of the Denison Subsidiaries of any material property or assets thereof;

          (iv) other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Denison or any of the Denison Subsidiaries of any debt for borrowed money, any creation or assumption by Denison or any of the Denison Subsidiaries of any Encumbrance, any making by Denison or any of the Denison Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time, and (b) loans made to other Denison Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Denison or any of the Denison Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Denison;

          (v) Denison has not declared or paid any dividends or made any other distribution on any of the Denison Common Shares;

          (vi) Denison has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Denison Common Shares;

          (vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Denison or any of the Denison Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including without limitation, the granting of Denison Options pursuant to the Denison Share Option Plan) made to, for or with any of such directors or officers;

          (viii) Denison has not effected any material change in its accounting methods, principles or practices; and

          (ix) Denison has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

     (h) Employment Agreements. Other than as disclosed in paragraph 3.01(h) of the Denison Disclosure Letter:

          (i) neither Denison nor any of the Denison Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Denison or any of the Denison Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals' monthly salary;

          (ii) neither Denison nor any of the Denison Subsidiaries has any employee or consultant whose employment or contract with Denison or one of the Denison Subsidiaries, respectively, that cannot be terminated without payment upon a maximum of six months' notice as calculated pursuant to the Employment Standards Act (Ontario); and

          (iii) neither Denison nor any of the Denison Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Denison, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Denison, pending or threatened strike or lockout.

     (i) Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, divisional equity and retained earnings and cash flows of Denison for the financial years ended December 31, 2005 and December 31, 2004 and the six month (unaudited) period ended June 30, 2006 were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Denison at the respective dates indicated and the results of operations of Denison for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Denison on a consolidated basis in accordance with Canadian GAAP. Except as disclosed in the Denison Documents, as at the date hereof, neither Denison nor any of the Denison Subsidiaries has any liability or obligation (including without limitation, liabilities or obligations to fund any operations or work or exploration program other than in the ordinary course of business, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Denison for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006 or which liabilities or obligations do not in the aggregate exceed $500,000. There are reasonable grounds for believing that, based upon the representations of IUC and IUC Subco contained herein, (i) Denison is, and the corporation resulting from the amalgamation of Denison and IUC Subco pursuant to the Arrangement will be, able to pay its liabilities as they become due, (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor of Denison will be prejudiced by the Arrangement.

     (j) Books and Records. The corporate records and minute books of Denison and, other than as disclosed in paragraph 3.01(j) of the Denison Disclosure Letter, the Denison Subsidiaries, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Denison and, other than as disclosed in paragraph 3.01(j) of the Denison Disclosure Letter, the Denison Subsidiaries, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Denison and the Denison Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Denison. Denison has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of Denison, and
          (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

     (k) Litigation. Except as disclosed in paragraph 3.01(k) of the Denison Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Denison, threatened against or relating to Denison or any of the Denison Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity, which individually or in the aggregate has, or would have, a Material Adverse Effect on Denison. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Denison, threatened against or relating to Denison or any of the Denison Subsidiaries before any Governmental Entity. Neither Denison nor any of the Denison Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $500,000 as a condition to or a necessity for the right or ability of Denison or the Denison Subsidiaries, as the case may be, to conduct its respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

     (l) Title to Properties and Condition of Assets. Except as set forth in paragraph 3.01(l) of the Denison Disclosure Letter, applying customary standards in the mining industry, each of Denison and the Denison Subsidiaries has sufficient title to or valid leasehold interests in its respective property interests or properties to own or operate such property interests or properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, such properties being described in paragraph 3.01(l) of the Denison Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not have a Material Adverse Effect on Denison. Each lease and agreement granting rights to the property interests and properties is in full force and effect and constitutes a legal, valid and binding agreement of Denison and the Denison Subsidiaries, and neither Denison nor the Denison Subsidiaries as parties to each such lease or agreement is in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, do not and would not have a Material Adverse Effect on Denison. Furthermore, all real and tangible personal property of each of Denison and the Denison Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

     (m) Insurance. Denison maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof and are listed in paragraph 3.01(m) of the Denison Disclosure Letter.

     (n) Environmental. Other than as disclosed in paragraph 3.01(n) of the Denison Disclosure Letter:

          (i) each of Denison and the Denison Subsidiaries is and has been in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Denison;

          (ii) the Denison Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not have a Material Adverse Effect on Denison. None of Denison, the Denison Subsidiaries or, to the knowledge of Denison, any other person in control of any Denison Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Denison Property, except in material compliance, individually or in the aggregate, with all Environmental Laws, and except to the extent that a failure to be in such compliance would not have a Material Adverse Effect on Denison. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the

               Denison Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that same would not be reasonably likely to have a Material Adverse Effect on Denison. To the knowledge of Denison, there are no Hazardous Substances at, in, on, under or migrating from the Denison Properties, except in material compliance with all Environmental Laws, and except to the extent that any failures to be in compliance does not and would not have a Material Adverse Effect on Denison;

          (iii) To the knowledge of Denison, none of Denison, the Denison Subsidiaries or any other person for whose actions Denison or a Denison Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Denison, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) that is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Denison or any of the Denison Subsidiaries. No site or facility now or, to the knowledge of Denison, previously owned, operated or leased by Denison or any of the Denison Subsidiaries is listed or, to the knowledge of Denison, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

          (iv) To the knowledge of Denison, none of Denison, the Denison Subsidiaries or any other person for whose actions Denison or a Denison Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Denison Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability does not and would not have a Material Adverse Effect on Denison; or (ii) would be reasonably likely to result in imposition of an Encumbrance or the expropriation of any of the Denison Properties or the assets of any of Denison or the Denison Subsidiaries;

          (v) none of the Denison Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws, except as required by license or permit;

          (vi) none of Denison or the Denison Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person or Governmental Entity related to any of the Denison Properties which is pending as of the date hereof, except to the extent same does not and would not have a Material Adverse Effect on Denison; and

          (vii) Denison has made available to IUC a copy of all material environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies prepared by third parties that are related to any of the Denison Properties which are in the possession of Denison or any of the Denison Subsidiaries.

     (o) Operational Matters. Except as does not or would not have a Material Adverse Effect on Denison:

          (i) All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due and payable, and obligations (including maintenance obligations for unpatented mining claims) performable, on or prior to the date hereof under or with respect to the direct or indirect assets of Denison or the Denison Subsidiaries have been properly and duly paid, performed or provided for;

          (ii) All mines and mining related activities where Denison or a Denison Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

          (iii) All mines located in or on the lands of Denison or any Denison Subsidiary or lands pooled or unitized therewith, which have been abandoned by Denison or any Denison Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

          (iv) All future abandonment, remediation and reclamation obligations have been accurately disclosed publicly by

               Denison without omission of information that would result in a Misrepresentation.

     (p) Tax Matters. Denison and the Denison Subsidiaries, have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit is disclosed in paragraph 3.01(p) of the Denison Disclosure Letter and would not have a Material Adverse Effect on Denison. Denison has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Denison, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Denison or any of the Denison Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. Neither Denison nor any affiliate of Denison has taken or agreed to take any action (without regard to any action taken or agreed to be taken by IUC or any affiliate of IUC) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     (q) Intellectual Property. Neither Denison nor the Denison Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Denison and the Denison Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of Denison.

     (r)  Pension and Employee Benefits.

          (i) Denison and the Denison Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Denison and the Denison Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Denison or the Denison Subsidiaries, as the case may be (collectively referred to in this subsection as the "Denison Plans") and all Denison Plans maintained by or binding upon Denison or any of the Denison Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Denison or any of the Denison Subsidiaries from any such regulatory authority.

          (ii) No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Denison Plan maintained by or binding upon Denison or any of the Denison Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

     (s) Reporting Status. Denison is a reporting issuer or its equivalent in each of the provinces of Canada. The Denison Common Shares are listed on the TSX.

     (t) Reports. Since March 8, 2004, Denison has filed with the Securities Authorities in each of the provinces of Canada, the TSX, and all applicable self-regulatory authorities, all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "Denison Documents"). The Denison Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any Misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Denison, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Denison. Denison has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

     (u) Compliance with Laws. Denison and the Denison Subsidiaries have complied with all applicable Laws in all material respects and are not in material violation of any applicable Law.

     (v) No Cease Trade. Denison is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Denison, no investigation or other proceedings involving Denison which may operate to prevent or restrict trading of any securities of Denison or affect the ability of the parties hereto to complete the Arrangement are currently in progress or pending before any applicable stock exchange or Securities Authority.

     (w) No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Denison or the Denison Subsidiaries of any of the material assets of Denison or any of the Denison Subsidiaries, other than as described in paragraph 3.01(w) of the Denison Disclosure Letter.

     (x) Certain Contracts. Other than as set out in paragraph 3.01(x) of the Denison Disclosure Letter, neither Denison nor any of the Denison Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Denison or the Denison Subsidiaries are conducted, (ii) limit any business practice of Denison or any Denison Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Denison or any Denison Subsidiary in any material respect.

     (y) Place of Principal Offices. The principal offices of Denison are not located within the United States.

     (z) Foreign Private Issuer. As of the date hereof, Denison is a "foreign private issuer" as defined in Rule 405 under the 1933 Act and 3b-4 under the 1934 Act. Denison has no class of securities registered under Section 12 of the 1934 Act, is not required to register any of its securities under the 1934 Act (other than as disclosed in paragraph 3.01(z) of the Denison Disclosure Letter) and is not required to file reports with the SEC under Section 15(d) of the 1934 Act.

     (aa) Investment Company Status. Denison is not an "investment company" and is not "controlled" by an investment company, with the meaning of the 1940 Act.

     (bb) Full Disclosure. Denison has made available to IUC all material information, including financial, operational and other information, in respect of Denison and the Denison Subsidiaries and all such information as made available to IUC and IUC Subco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

     (cc) No Broker's Commission. Denison has not entered into any agreement that would entitle any person to any valid claim against Denison for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees disclosed in paragraph 3.01(cc) of the Denison Disclosure Letter.

     (dd) Investment Canada. Denison is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

     (ee) Location of Assets and U.S. Sales. Denison, together with all entities controlled (as defined in 16 C.F.R. Section 801.1(b)) by it (a) did not for the fiscal year ended December 31, 2005 have aggregate sales in or into the United States of US$56.7 million or more, or (b) does not, as as of the Effective Time will not hold assets located in the United States having an aggregate total value of US$56.7 million (this representation and warranty being made solely for the purpose of determining the applicability of the notification provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America to the transactions contemplated by this Agreement).

SECTION 3.02 REPRESENTATIONS AND WARRANTIES OF IUC AND IUC SUBCO

          Each of IUC and IUC Subco hereby represents and warrants to Denison, and hereby acknowledges that Denison is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

     (a) Organization. IUC and each of the IUC Subsidiaries has been incorporated or formed, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. IUC and each of the IUC Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on IUC. All of the outstanding shares or ownership interests of the IUC Subsidiaries are validly issued, fully paid and non-assessable. All of the outstanding shares or ownership interests of the IUC Subsidiaries are owned directly or indirectly by IUC. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable IUC Subsidiary, the outstanding shares or ownership interests of each IUC Subsidiary owned by IUC or an IUC Subsidiary are owned free and clear of all Encumbrances and neither IUC nor any of the IUC Subsidiaries is liable to any creditor in respect thereof. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the IUC Subsidiaries from either IUC or any of the IUC Subsidiaries. IUC Subco was incorporated for the purpose of completing the Arrangement and has carried on no other business.

     (b) Capitalization. IUC is authorized to issue an unlimited number of IUC Common Shares. As at September 18, 2006 there were 88,472,066 IUC Common Shares and an aggregate of 2,158,000 IUC Common Shares were set aside for issue under the IUC Options. The IUC Options are disclosed in paragraph 3.02(b) of the IUC Disclosure Letter. Except for the IUC Options and except pursuant to this Agreement and the transactions contemplated hereby and as set out in paragraph 3.02(b) of the IUC Disclosure Letter, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating IUC or any of the IUC Subsidiaries to issue or sell any shares of IUC or any of the IUC Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of IUC or any of the IUC Subsidiaries. All outstanding IUC Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of IUC or any of the IUC Subsidiaries having the right to vote with the IUC Shareholders on any matter. There are no outstanding contractual obligations of IUC or of any of the IUC Subsidiaries to repurchase, redeem or otherwise acquire any outstanding IUC Common Shares or with respect to the voting or disposition of any outstanding IUC Common Shares.

     (c) Authority, Enforceability and No Conflicts. Each of IUC and IUC Subco has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by IUC and IUC Subco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by IUC and IUC Subco and the completion by IUC and IUC Subco of the transactions contemplated by this Agreement have been authorized by the directors of IUC and IUC Subco, respectively, and no other corporate proceedings on the part of IUC or IUC Subco are necessary to authorize this Agreement or to complete the transactions contemplated hereby save and except that IUC shall be seeking shareholder approval in respect of the issuance of a maximum of 102,000,000 IUC Common Shares pursuant to the Arrangement and the change of name of IUC to "Denison Mines Ltd." or such other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison (the "IUC Shareholder Approval Matters"). This Agreement has been executed and delivered by each of IUC and IUC Subco and constitutes a legal, valid and binding obligation of each of IUC and IUC Subco, enforceable against IUC and IUC Subco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by IUC and IUC Subco of this Agreement and the performance by them of their respective obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

          (i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

               (A) the articles or by-laws (or their equivalent) of IUC or any of the IUC Subsidiaries,

               (B)  any Law applicable to IUC or any of the IUC Subsidiaries, or

               (C) any contract, agreement, licence or permit to which IUC or any of the IUC Subsidiaries is bound or is subject or of which IUC or any IUC Subsidiary is the beneficiary;

          (ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by IUC or any of the IUC Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available;

          (iii) result in the imposition of any Encumbrance upon any of the property or assets of IUC or any of the IUC Subsidiaries or restrict, hinder, impair or limit the ability of IUC or any of the IUC Subsidiaries to conduct the business of IUC or any of the IUC Subsidiaries as and where it is now being conducted; or

          (iv) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of IUC or any IUC Material Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of IUC or any IUC Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

          which would, individually or in the aggregate, have a Material Adverse Effect on IUC. Other than as disclosed in paragraph 3.02(c) of the IUC Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by IUC or any of the IUC Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by IUC and IUC Subco of the transactions contemplated hereby other than (i) any approvals required by the Interim Order,
          (ii) the approval of the IUC Shareholder Approval Matters; (iii) any approvals required by the Final Order, (iv) filings required under the OBCA, in the case of IUC Subco and IUC in connection with the change of name of IUC to change the name of IUC to "Denison Mines Ltd." or such other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison, and filings with and approvals required by the Securities Authorities and stock exchanges,
          (iv) Competition Act Approval, if required, (v) all allowances or approvals or deemed allowances or approvals by the responsible Minister under the Investment Canada Act to the extent such allowances or approvals are required, (vi) any filings or approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America, if required,
          (vii) any notices that may be given by IUC on a voluntary basis under the Exon Florio provision of the Defense Production Act, of the United States of America; and (viii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on IUC.

     (d)  Directors' Approvals. The board of directors of IUC have unanimously:

          (i) recommended that the IUC Shareholders vote in favour of the IUC Shareholder Approval Matters; and

          (ii) authorized the entering into of this Agreement and the performance of its provisions, by IUC;

     (e) IUC Material Subsidiaries. As of the date hereof, the only Subsidiaries of IUC that are material to the conduct of business of IUC and the IUC Subsidiaries (taken as a whole) are the IUC Material Subsidiaries and IUC does not own a direct or indirect interest in any other corporation or entity other than as disclosed in paragraph 3.02(e) of the IUC Disclosure Letter.

     (f) No Defaults. Paragraph 3.02(f) of the IUC Disclosure Letter provides a list of, and Denison has been provided with a true and complete copy of, all contracts, agreements and licences material to the conduct of the business of IUC or any of the IUC Subsidiaries (taken as a whole) that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on IUC (collectively, the "IUC Material Contracts") and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such IUC Material Contracts. Neither IUC nor any of the IUC Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by IUC or the IUC Subsidiaries or to the knowledge of IUC, any other party thereto, under any IUC Material Contract.

     (g) Absence of Changes. Since September 30, 2005 except as disclosed by IUC in the IUC Documents as of the date hereof or in paragraph 3.02(g) of the IUC Disclosure Letter:

          (i) IUC and each of the IUC Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

          (ii) neither IUC nor any of the IUC Subsidiaries has incurred or suffered an event that would be a Material Adverse Change to IUC;

          (iii) there has not been any acquisition or sale by IUC or any of the IUC Subsidiaries of any material property or assets thereof;

          (iv) other than as disclosed in paragraph 3.02(g)(iv) of the IUC Disclosure Letter, there has not been any incurrence, assumption or guarantee by IUC or any of the IUC Subsidiaries of any debt for borrowed money, any creation or assumption by IUC or any of the IUC Subsidiaries of any Encumbrance, any making by IUC or any of the IUC Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time, and (b) loans made to other IUC Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by IUC or any of the IUC Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on IUC;

          (v) IUC has not declared or paid any dividends or made any other distribution on any of the IUC Common Shares;

          (vi) IUC has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding IUC Common Shares;

          (vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by IUC or any of the IUC Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including without limitation, the granting of IUC Options pursuant to the IUC Share Option Plan) made to, for or with any of such directors or officers;

          (viii) IUC has not effected any material change in its accounting methods, principles or practices; and

          (ix) IUC has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

     (h) Employment Agreements. Other than as disclosed in paragraph 3.02(h) of the IUC Disclosure Letter:

          (i) neither IUC nor any of the IUC Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of IUC or any of the IUC Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals' monthly salary;

          (ii) neither IUC nor any of the IUC Subsidiaries has any employee or consultant whose employment or contract with IUC or the IUC Subsidiary, respectively, cannot be terminated without payment upon a maximum of six months' notice; and

          (iii) neither IUC nor any of the IUC Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of IUC, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of IUC, pending or threatened strike or lockout.

     (i) Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations, deficit and cash flows of IUC for the financial years ended September 30, 2005 and September 30, 2004 and the nine month (unaudited) period ended June 30, 2006 were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of IUC at the respective dates indicated and the results of operations of IUC for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of IUC on a consolidated basis in accordance with Canadian GAAP. As of the date hereof, neither IUC nor any of the

          IUC Subsidiaries has any liability or obligation (including without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of IUC for the nine month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006 or which liabilities or obligations do not in the aggregate exceed $500,000. There are reasonable grounds for believing that, based upon the representations of Denison contained herein (i) IUC is, and the corporation resulting from the amalgamation of Denison and IUC Subco pursuant to the Arrangement will be, able to pay its liabilities as they become due, and (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

     (j) Books and Records. The corporate records and minute books of IUC and other than as disclosed in paragraph 3.02(j) of the IUC Disclosure Letter, the IUC Subsidiaries, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of IUC and the IUC Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of IUC and the IUC Material Subsidiaries, and
          (iii) accurately and fairly reflect the basis for the consolidated financial statements of IUC. IUC has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of IUC and (b) transactions are recorded as necessary
          (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

     (k) Litigation. Other than as disclosed in paragraph 3.02(k) of the IUC Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of IUC, threatened against or relating to IUC or any of the IUC Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, has, or would have, a Material Adverse Effect on IUC. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of IUC, threatened against or relating to IUC or any of the IUC Subsidiaries before any Governmental Entity. Neither IUC nor any of the IUC Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $500,000 as a condition to or a necessity for the right or ability of IUC or the IUC Subsidiaries, as the case may be, to conduct its respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

     (l) Title to Properties and Condition of Assets. Except as set forth in paragraph 3.02 (l) of the IUC Disclosure Letter, applying customary standards in the mining industry, each of IUC and the IUC Material Subsidiaries has sufficient title to or valid leasehold interests in its respective property interests or properties to own or operate such property interests or properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, such properties being disclosed in paragraph 3.02(l) of the IUC Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not have, a Material Adverse Effect on IUC. Each lease and agreement granting rights to the property interests and properties is in full force and effect and constitutes a legal, valid and binding agreement of IUC and the IUC Material Subsidiaries, and neither IUC nor the IUC Material Subsidiaries as parties to each such lease or agreement is in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, do not and would not have a Material Adverse Effect on IUC. Furthermore, all real and tangible personal property of each of IUC and the IUC Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

     (m) Insurance. IUC maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof and are listed in paragraph 3.02(m) of the IUC Disclosure Letter.

     (n)  Environmental.

          Other than as disclosed in paragraph 3.02(n) of the IUC Disclosure
          Letter:

          (i) each of IUC and the IUC Subsidiaries has operated in material compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on IUC;

          (ii) the IUC Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not have a Material Adverse Effect on IUC. None of IUC, the IUC Subsidiaries or, to the knowledge of IUC, any other person in control of any IUC Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any IUC Property, except in material compliance, individually or in the aggregate, with all Environmental Laws and except to the extent that such failure would not have a Material Adverse Effect on IUC. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the IUC Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that same would not be reasonably likely to have a Material Adverse Effect on IUC. To the knowledge of IUC, there are no Hazardous Substances at, in, on, under or migrating from the IUC Properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance does not and would not have a Material Adverse Effect on IUC;

          (iii) to the knowledge of IUC, none of IUC, the IUC Subsidiaries or any other person for whose actions IUC or an IUC Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the IUC Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on IUC; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the IUC Properties or the assets of any of IUC or the IUC Subsidiaries;

          (iv) to the knowledge of IUC, none of IUC, the IUC Subsidiaries or any other person for whose actions IUC or an IUC Subsidiary may be partially or wholly liable, has caused or permitted the Release of any Hazardous Substances on or to any of the IUC Properties in such a manner as (i) would be reasonably likely to impose Liability for clean up, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability does not and would not have a Material Adverse Effect on IUC; or (ii) would be reasonably likely to result in imposition of an Encumbrance or the expropriation of any of the Icelane Properties or the assets of any of IUC or the IUC Subsidiaries;

          (v) none of the IUC Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws, except as required by license or permit;

          (vi) none of IUC or the IUC Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person or Governmental Entity related to any of the IUC Properties which is pending as of the date hereof, except to the extent same, individually or in the aggregate, does not and would not have a Material Adverse Effect on IUC;

          (vii) IUC has made available to Denison a copy of all material environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies prepared by third parties that are related to any of the IUC Properties which are in the possession of IUC or any of the IUC Subsidiaries.

     (o) Operational Matters. Except as does not and would not have a Material Adverse Effect on IUC:

          (i) All rentals, royalties, overriding royalty interests, production payments net profits, interest burdens and other payments due and payable, and obligations (including maintenance obligations for unpatented mining claims) performable, on or prior to the date hereof under or with respect to the direct or indirect assets of IUC or the IUC Subsidiaries have been properly and duly paid, performed or provided for;

          (ii) All mines and mining related activities where IUC or an IUC Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

          (iii) All mines located in or on the lands of IUC or any IUC Subsidiary or lands pooled or unitized therewith, which have been abandoned by IUC or any IUC Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

          (iv) All future abandonment, remediation and reclamation obligations have been accurately disclosed publicly by IUC without omission of information that would result in a Misrepresentation.

     (p) Tax Matters. IUC and the IUC Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect on IUC. IUC has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of IUC, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to IUC or any of the IUC Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. Neither IUC nor any affiliate of IUC has taken or agreed to take any action (without regard to any action taken or agreed to be taken by

          Denison or any affiliate of Denison) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     (q) Intellectual Property. Neither IUC nor the IUC Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of IUC and the IUC Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of IUC.

     (r)  Pension and Employee Benefits.

          (i) IUC and the IUC Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of IUC and the IUC Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon IUC or the IUC Subsidiaries, as the case may be (collectively referred to in this subsection as the "IUC Plans") and all IUC Plans maintained by or binding upon IUC or any of the IUC Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by IUC or any of the IUC Subsidiaries from any such regulatory authority.

          (ii) No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IUC Plan maintained by or binding upon IUC or any of the IUC Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

          (iii) IUC and the IUC Subsidiaries have complied, and currently are in compliance with, the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws with respect to each IUC Plan (whether or not subject to ERISA) maintained by IUC or any of the IUC Subsidiaries for the benefit of any United States employee, former employee, independent contractor or director of IUC or any of the IUC Subsidiaries (including, without limitation, any employment agreements or any pension, savings, profit-sharing, bonus, medical, insurance, disability, severance, executive compensation, fringe benefit, incentive, stock option, performance pay, loan or loan guarantee, plant closing, change of control, equity-based or deferred compensation plans), except where such non-compliance has not given and would not give rise to a Material Adverse Effect.

          (iv) Each IUC Plan intended to qualify under Section 401 of the Code has received a determination letter from the IRS to the effect that it is so qualified and each trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operation of such IUC Plans that would cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code,

          (v) Neither IUC nor any of the IUC Subsidiaries, nor any ERISA Affiliate of IUC has maintained, adopted or established, contributed or been required to contribute to, or otherwise participated in or been required to participate in, any employee benefit plan or other program or arrangement subject to Title IV of ERISA (including without limitation, a Multi-Employer Plan) or any plan otherwise subject to the minimum funding standards of
               Section 302 of ERISA or Section 412 of the Code (a "Title IV Plan"). "ERISA Affiliate" shall mean any other entity that, together with IUC would be treated as a single employer under
               Section 414 of the Code. Neither IUC nor any of the IUC Affiliates has any liability (contingent or otherwise) under
               Section 4069 of ERISA by reason of a transfer of an underfunded Title IV Plan.

     (s) Reporting Status. IUC is a reporting issuer in the province of Ontario. The IUC Common Shares are listed on the TSX.

     (t) Reports. (i) Since January 1, 2004, IUC has filed with the Securities Authorities in Ontario, the TSX, and all applicable self-regulatory authorities, all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "IUC Documents"). The IUC Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any Misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over IUC, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on IUC. IUC has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

          (ii) The IUC Common Shares are registered under Section 12(g) of the 1934 Act, and IUC has filed with the SEC all of its reports and other documents required to be filed by IUC with or furnished by IUC to the SEC pursuant to the 1934 Act since October 1, 2003 (collectively, the "IUC SEC Documents"). Each of the IUC SEC Documents, at the time filed or furnished or, if amended, as of the date of such amendment, complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC thereunder and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (u) Compliance with Laws. IUC and the IUC Material Subsidiaries have complied with all applicable Laws in all material respects and are not in material violation of any applicable Law.

     (v) No Cease Trade. IUC is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of IUC, no investigation or other proceedings involving IUC which may operate to prevent or restrict trading of any securities of IUC or affect the ability of the parties hereto to complete the Arrangement are currently in progress or pending before any applicable stock exchange or Securities Authority.

     (w) No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from IUC or the IUC Material Subsidiaries of any of the material assets of IUC or any of the IUC Material Subsidiaries.

     (x) Certain Contracts. Other than as set out in paragraph 3.02(x) of the IUC Disclosure Letter, neither IUC nor any of the IUC Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of IUC or the IUC Subsidiaries are conducted, (ii) limit any business practice of IUC or any IUC Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by IUC or any IUC Subsidiary in any material respect.

     (y) Location of Assets and U.S. Sales. IUC is its own "ultimate parent entity" (as defined in 16 C.F.R. Section 801.1(a)(3)) and IUC, together with all entities controlled (as defined in 16 C.F.R. Section 801.1(b)) by it (a) did not for the fiscal year ended September 30, 2005 have aggregate sales in or into the United States of US$56.7 million or more, or (b) does not, and as of the Effective Time will not, hold assets located in the United States having an aggregate total value of US$56.7 million, (this representation and warranty being made solely for the purpose of determining the applicability of the notification provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America to the transactions contemplated by this Agreement).

     (z) Foreign Private Issuer. As of the date hereof, IUC is a "foreign private issuer" as defined in Rule 405 under the 1933 Act and Rule 3b-4 under the 1934 Act.

     (aa) Investment Company Status. IUC is not an "investment company" and is not "controlled" by an investment company, within the meaning of the 1940 Act.

     (bb) Full Disclosure. IUC has made available to Denison all material information, including financial, operational and other information, in respect of IUC and the IUC Subsidiaries and all such information as made available to IUC and IUC Subco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

     (cc) No Broker's Commission. IUC has not entered into any agreement that would entitle any person to any valid claim against IUC for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees disclosed in paragraph 3.02(cc) of the IUC Disclosure Letter.

     (dd) Investment Canada. IUC is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

     (ee) Shares. The IUC Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

     (ff) IUC Subco. Since the date of its incorporation, IUC Subco has carried on no business, acquired no properties, entered into no agreements other than this Agreement and has assumed or become subject to no obligations or Liabilities other than those obligations and Liabilities relating to this Agreement.

     (gg) Internal Control Procedures. IUC maintains a system of internal controls over financial reporting that complies with the requirements therefor set forth under the 1934 Act and the regulation of the SEC thereunder. IUC has established and maintains disclosure controls and procedures (as defined in Rule 13(a)-15(c) under the 1934 Act). IUC has disclosed in its annual report on Form 20-F for the fiscal year ended September 30, 2005 any change in IUC's internal control over financial reporting that occurred during the fiscal year ended September 30, 2005 that materially affected, or was reasonably likely to materially affect, IUC's internal control over financial reporting for the fiscal year ended September 30, 2005. IUC's principal executive officer and principal financial officer have disclosed, based on their evaluation of internal control over financial reporting for the fiscal year ended September 30, 2005, to IUC's auditors and the audit committee of IUC's board of directors; (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which were reasonably likely to adversely affect IUC's ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involved management or other employees who had a significant role in IUC's internal control over financial reporting.

     (hh) Sarbanes Oxley Act. IUC is in compliance in all material respects with all of the provisions of the Sarbanes Oxley Act that are currently applicable to IUC and has no reason to believe that it will not be able to comply with the requirements of Section 404 under the Sarbanes Oxley Act and the related rules and regulations thereunder ("Section 404") as of the date by which it is required to comply with Section 404.

SECTION 3.03 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

          The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by IUC, IUC Subco or Denison and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

                                   ARTICLE 4
                                   COVENANTS

SECTION 4.01 COVENANTS OF DENISON

          Subject to Section 6.01, Denison hereby covenants and agrees with IUC and IUC Subco as follows:

     (a) Interim Order. As soon as practicable, Denison jointly with IUC Subco shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.05 hereof on terms and conditions acceptable to Denison, IUC and IUC Subco, acting reasonably.

     (b) Proceedings. In a timely and expeditious manner, Denison shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Denison.

     (c)  Denison Meeting. In a timely and expeditious manner, Denison shall:

          (i) forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Denison;

          (ii) prepare with the assistance of IUC, and file the Denison Proxy Circular (which shall be in a form satisfactory to IUC, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Denison Proxy Circular is required to be filed and mail the Denison Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Denison Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and shall ensure that the Denison Proxy Circular does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by IUC or IUC Subco). Without limiting the generality of the foregoing, Denison shall ensure that the Denison Proxy Circular complies with National Instrument 51-102 "Continuous Disclosure Requirements" and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides Denison Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Denison Meeting;

          (iii) convene the Denison Meeting as soon as practicable, and use its commercially reasonable efforts to convene the Denison Meeting no later than November 30, 2006 or such later date as may be mutually agreed upon with IUC, as provided in the Interim Order and solicit proxies to be voted at the Denison Meeting in favour of the Arrangement;

          (iv) with the assistance of IUC and IUC Subco, diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Denison Meeting;

          (v) provide notice to IUC of the Denison Meeting and allow representatives of IUC to attend the Denison Meeting;

          (vi) conduct the Denison Meeting in accordance with the Interim Order, the OBCA, the by-laws of Denison and as otherwise required by applicable Laws; and

          (vii) take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

     (d) Adjournment. Denison shall not adjourn, postpone or cancel the Denison Meeting (or propose to do so), except (i) if a quorum is not present at the Denison Meeting, (ii) if required by applicable Laws, (iii) if required by the Denison Securityholders, or (iv) except as contemplated by Section 5.04 hereof.

     (e) Amendments to Denison Proxy Circular. In a timely and expeditious manner, Denison shall prepare (in consultation with IUC) and file amendments or supplements to the Denison Proxy Circular (which amendments or supplements shall be in a form satisfactory to IUC, acting reasonably) required by applicable Laws or as otherwise agreed between Denison and IUC with respect to the Denison Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

     (f) Final Order. Subject to the approval of the Arrangement at the Denison Meeting in accordance with the provisions of the Interim Order, the approval of the IUC Shareholder Approval Matters at the IUC Meeting and the receipt of all other necessary approvals of Governmental Entities and third parties, Denison shall jointly with IUC Subco forthwith file, proceed with and diligently prosecute an application for the Final Order as provided in Section 2.05 hereof, which application shall be in form and substance satisfactory to the parties hereto, acting reasonably.

     (g) Filing Final Order. Denison shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Denison, IUC and IUC Subco set forth herein, at a time and on a date to be agreed by IUC and Denison, file the Final Order and any other required documents with the Director in order for the Arrangement to become effective.

     (h) Information for IUC Proxy Circular. In a timely and expeditious manner, Denison shall provide to IUC all information as may be reasonably requested by IUC or applicable Laws with respect to Denison and its businesses and properties for inclusion in the IUC Proxy Circular or in any amendment or supplement to the IUC Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Denison required to be disclosed in the IUC Proxy Circular and not containing any Misrepresentation with respect thereto. Denison shall fully cooperate with IUC in the preparation of the IUC Proxy Circular and shall provide such assistance as IUC may reasonably request in connection therewith.

     (i) Amendments. In a timely and expeditious manner, Denison shall provide IUC with information as requested by IUC in order to prepare any amendments or supplements to the IUC Proxy Circular (which amendments or supplements shall be in a form satisfactory to Denison, acting reasonably) with respect to the IUC Meeting.

     (j) Copy of Documents. Except for proxies and other non-substantive communications, Denison shall furnish promptly to IUC a copy of each notice, report, schedule or other document or communication delivered, filed or received by Denison in connection with this Agreement, the Arrangement, the Interim Order or the Denison

          Meeting or any other meeting at which all Denison Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

     (k) Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, and other than as disclosed in paragraph 4.01(k) of the Denison Disclosure Letter, Denison shall, and shall cause the Denison Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

     (l) Certain Actions Prohibited. Other than as disclosed in paragraph 4.01(l) of the Denison Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Denison shall not, without the prior written consent of IUC, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

          (i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Denison Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Denison or any of the Denison Subsidiaries, other than the issue of Denison Common Shares pursuant to the exercise of the Denison Options or the Denison Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

          (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights are exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Denison Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

          (iii) amend or propose to amend the articles or by-laws (or their equivalent) of Denison or any of the Denison Subsidiaries or any of the terms of the Denison Options other than as provided herein or the Denison Warrants as they exist at the date of this Agreement;

          (iv) split, combine or reclassify any of the Denison Common Shares or any of the shares of the Denison Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Denison Common Shares;

          (v) redeem, purchase or offer to purchase, or permit any of the Denison Subsidiaries to redeem, purchase or offer to purchase, any Denison Common Shares and, other than pursuant to the Denison Warrants or the Denison Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

          (vi) reorganize, amalgamate or merge Denison or any of the Denison Subsidiaries with any other person;

          (vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Denison Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

          (viii) in the case of Denison and the Denison Subsidiaries: (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Denison delivered to IUC and IUC Subco, which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim between Denison and a Denison Subsidiary or between Denison Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $500,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

          (ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Denison Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money which, are, individually or in the aggregate, in an amount in excess of $500,000;

          (x) except as required by Canadian GAAP, any other generally accepted accounting principle to which any Denison Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Denison or make any material tax election inconsistent with past practice; or

          (xi) enter into, or cause any Denison Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; and (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

     (m) Employment Arrangements. Without the prior written consent of IUC, such consent not to be unreasonably withheld or delayed Denison shall not, and shall cause the Denison Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Denison or any of the Denison Subsidiaries.

     (n) Insurance. Denison shall use its commercially reasonable best efforts, and shall cause the Denison Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

     (o)  Certain Actions. Denison shall:

          (i)  subject to the rights of Denison and Denison's directors under
               Article 6, not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on Denison, provided that Denison may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) in order to comply with and carry out the transactions contemplated by this Agreement, provided Denison immediately notifies IUC in writing of such circumstances; and

          (ii) promptly notify IUC of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Denison, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Denison of any covenant or agreement contained in this Agreement,
               (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Denison contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect, and (E) Dension shall promptly notify IUC if at any time before or after the Effective Date it becomes aware that either the Denison Proxy Circular or the IUC Proxy Circular, or any application for an order hereunder contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the applicable proxy circular or such application.

     (p) No Compromise. Denison shall not, and shall cause the Denison Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Denison in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of IUC, such consent not to be unreasonably withheld or delayed.

     (q) Contractual Obligations. Denison shall not, and shall cause the Denison Subsidiaries not to, enter into or modify in any respect any

          Denison Material Contract, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

     (r) Satisfaction of Conditions. Subject to Section 6.01 hereof, Denison shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations hereunder to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

          (i) subject to the fiduciary obligations of the directors of Denison, obtain the approval of Denison Securityholders for the Arrangement in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

          (ii) obtain the Competition Act Approval, if required and all other consents, approvals and authorizations as are required to be obtained by Denison or any of the Denison Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Denison, all as contemplated in Section 3.01(c);

          (iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

          (iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

          (v) obtain all other waivers, consents and approvals from other parties to agreements, leases or other contracts required to be obtained by Denison or a Denison Subsidiary to consummate the transactions contemplated hereby which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Denison;

          (vi) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Denison; and

          (vii) cooperate with IUC and IUC Subco in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Denison to pay or cause to be paid any monies to cause such performance to occur.

     (s) Keep Fully Informed. Denison shall use commercially reasonable best efforts to conduct itself so as to keep IUC fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

     (t) Cooperation. Denison shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

     (u) Representations. Denison shall use its commercially reasonable best efforts to conduct its affairs and to cause the Denison Subsidiaries to conduct their affairs so that all of the representations and warranties of Denison contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

     (v) Denison Options and Denison Warrants. Denison shall take all corporate action necessary to ensure that on the Effective Date all of the outstanding Denison Options and Denison Warrants provide only for the issuance of IUC Common Shares upon the due exercise thereof, on the basis of 2.88 IUC Common Shares for each one Denison Common Share to which a holder of a Denison Option or Denison Warrant was previously entitled on the Effective Date, together with any adjustments to the exercise price necessary or advisable under the terms of the Denison Share Option Plan and the indentures governing the Denison Warrants.

     (w) Closing Documents. Denison shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby, such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

     (x) U.S. Tax Matters. Denison shall not, and shall cause its affiliates to not, knowingly take any action that (without regard to any action taken or agreed to be taken by IUC or any affiliate of IUC) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          Notwithstanding the foregoing provisions of this Section 4.01, Denison and its board of directors shall be permitted to take such actions and refrain from taking such actions as they see fit to fulfill the fiduciary obligations of the board of directors in respect of any Denison Superior Proposal.

SECTION 4.02 COVENANTS OF IUC AND IUC SUBCO

          Subject to Section 6.04, each of IUC and IUC Subco hereby covenants and agrees with Denison as follows:

     (a) Interim Order. As soon as practicable, IUC Subco jointly with Denison shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.05 on terms and conditions acceptable to Denison, IUC and IUC Subco, acting reasonably.

     (b) Proceedings. In a timely and expeditious manner, IUC and IUC Subco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the IUC Common Shares contemplated pursuant to Section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by IUC and IUC Subco, as applicable.

     (c)  IUC Meeting. In a timely and expeditious manner, IUC shall:

          (i) forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by IUC;

          (ii) prepare with the assistance of Denison, and file the IUC Proxy Circular (which shall be in a form satisfactory to Denison, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the IUC Proxy Circular is required to be filed and mail the IUC Proxy Circular in accordance with all applicable Laws, in and to all jurisdictions where the IUC Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and shall ensure that the IUC Proxy Circular does not contain any Misrepresentation or any untrue statement of a

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                                       58


               material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Denison). Without limiting the generality of the foregoing, IUC shall ensure that the IUC Proxy Circular complies with National Instrument 51-102 "Continuous Disclosure Requirements" and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides IUC Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the IUC Meeting;

          (iii) convene the IUC Meeting as soon as practicable, and use its commercially reasonable efforts to convene the IUC Meeting no later than November 30, 2006 or such later date as may be mutually agreed upon with Denison and solicit proxies to be voted at the IUC Meeting in favour of the IUC Shareholder Approval Matters;

          (iv) with the assistance of Denison, IUC shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the IUC Meeting;

          (v) provide notice to Denison of the IUC Meeting and allow representatives of Denison to attend the IUC Meeting;

          (vi) conduct the IUC Meeting in accordance with the OBCA, the by-laws of IUC and as otherwise required by applicable Laws; and

          (vii) take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement.

     (d) Adjournment. IUC shall not adjourn, postpone or cancel the IUC Meeting (or propose to do so), except (i) if a quorum is not present at the IUC Meeting, (ii) if required by applicable Laws, (iii) if required by the IUC Shareholders, or (iv) except as contemplated by Section 5.04 hereof.

     (e) Amendments to IUC Proxy Circular. In a timely and expeditious manner, IUC shall prepare, (in consultation with Denison), and file amendments or supplements to the IUC Proxy Circular (which

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                                       59


          amendments or supplements shall be in a form satisfactory to Denison, acting reasonably) required by applicable Laws or as otherwise agreed between IUC and Denison with respect to the IUC Meeting and mail such amendments or supplements, as required in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

     (f) Information for Denison Proxy Circular. In a timely and expeditious manner, IUC and IUC Subco shall provide to Denison all information as may be reasonably requested by Denison or as required by the Interim Order or applicable Laws with respect to IUC and IUC Subco and their respective businesses and properties for inclusion in the Denison Proxy Circular or in any amendment or supplement to the Denison Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to IUC and IUC Subco required to be disclosed in the Denison Proxy Circular and not containing any Misrepresentation with respect thereto. IUC shall fully cooperate with Denison in the preparation of the Denison Proxy Circular and shall provide such assistance as Denison may reasonably request in connection therewith.

     (g) Amendments. In a timely and expeditious manner, IUC and IUC Subco shall provide Denison with information as requested by Denison in order to prepare any amendments or supplements to the Denison Proxy Circular (which amendments or supplements shall be in a form satisfactory to IUC, acting reasonably) with respect to the Denison Meeting in accordance with the Interim Order of the Court.

     (h) Final Order. Subject to the approval of the Arrangement at the Denison Meeting in accordance with the provisions of the Interim Order, the approval of the IUC Shareholder Approval Matters and the receipt of all other necessary approvals of Governmental Entities and third parties, IUC Subco shall jointly with Denison forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably, as provided in Section 2.05.

     (i) Copy of Documents. Except for proxies and other non-substantive communications, IUC and IUC Subco shall furnish promptly to Denison a copy of each notice, report, schedule or other document or communication delivered, filed or received by IUC or IUC Subco in connection with the Arrangement or the Interim Order, any filing

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                                       60


          under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

     (j) Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, IUC shall, and shall cause the IUC Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

     (k) Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, IUC shall not, without the prior written consent of Denison, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

          (i) other than as disclosed in paragraph 4.02(k) of the IUC Disclosure Letter, issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit an IUC Material Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, IUC or any of the IUC Material Subsidiaries, other than the issue of IUC Common Shares pursuant to the exercise of the IUC Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

          (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights are exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the IUC Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

          (iii) amend or propose to amend the articles or by-laws (or their equivalent) of IUC or any of the IUC Material Subsidiaries or any of the terms of the IUC Options as they exist at the date of this Agreement;

          (iv) split, combine or reclassify any of the shares of IUC or any of the IUC Material Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of IUC;

          (v) redeem, purchase or offer to purchase, or permit any of the IUC Material Subsidiaries to redeem, purchase or offer to purchase, any IUC Common Shares and, other than pursuant to the IUC Share Option Plan or any options or obligations or rights under existing contracts, agreements and commitments;

          (vi) reorganize, amalgamate or merge IUC or any of the IUC Material Subsidiaries with any other person;

          (vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the IUC Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

          (viii) in the case of IUC and the IUC Subsidiaries: (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of IUC delivered to Denison, which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim between IUC and an IUC Subsidiary or between IUC Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $500,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

          (ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the IUC Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money which, are, individually or in the aggregate, in an amount in excess of $500,000;

          (x) except as required by Canadian GAAP, any other generally accepted accounting principle to which any IUC Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of IUC or make any material tax election inconsistent with past practice; or

          (xi) other than as disclosed in paragraph 4.02(k)(xi) of the IUC Disclosure Letter, enter into, or cause any IUC Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement or as otherwise disclosed in the IUC Disclosure Letter.

     (l) Employment Arrangements. Without the prior written consent of Denison, such consent not to be unreasonably, withheld or delayed, IUC shall not, and shall cause the IUC Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of IUC or any of the IUC Subsidiaries.

     (m) Insurance. IUC shall use its commercially reasonable best efforts, and shall cause the IUC Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

     (n)  Certain Actions. IUC and IUC Subco shall:

          (i) not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on IUC, provided that IUC or IUC Subco may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) in order to comply with and carry out the transactions contemplated by this Agreement, provided they immediately notify Denison in writing of such circumstances; and

          (ii) promptly notify Denison of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of IUC,
               (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by IUC or IUC Subco of any covenant or agreement contained in this Agreement, (D) any event occurring subsequent to the date hereof that would render any representation or warranty of IUC or IUC Subco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect, and (E) IUC shall promptly notify Denison if at any time before or after the Effective Date it becomes aware that either the IUC Proxy Circular or the Denison Proxy Circular, or any application for an order hereunder contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the applicable proxy circular or such application.

     (o) No Compromise. IUC shall not, and shall cause the IUC Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of IUC in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Denison.

     (p) Contractual Obligations. IUC shall not, and shall cause the IUC Subsidiaries not to, enter into or modify in any respect any IUC Material Contract, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

     (q) Satisfaction of Conditions. Subject to Section 6.01 hereof, IUC and IUC Subco shall use all commercially reasonable best efforts to

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                                       64


          satisfy, or cause to be satisfied, all of the conditions precedent to their obligations hereunder to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:

          (i) subject to the fiduciary obligations of the directors of IUC, obtain the approval of IUC Shareholders for the IUC Shareholder Approval Matters;

          (ii) obtain the Competition Act Approval, if required, any allowances or approvals or deemed allowances or approvals by the responsible Minister under the Investment Canada Act, as applicable and all consents, approvals and authorizations as are required to be obtained by IUC or any of the IUC Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on IUC, all as contemplated in Section 3.02(d);

          (iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

          (iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

          (v) obtain all other waivers, consents and approvals from other parties to agreements, leases or other contracts required to be obtained by IUC, an IUC Subsidiary or IUC Subco to consummate the transactions contemplated hereby which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on IUC;

          (vi) fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

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                                       65


          (vii) cooperate with Denison in connection with the performance by Denison of its obligations hereunder, provided however that the foregoing shall not be construed to obligate IUC to pay or cause to be paid any monies to cause such performance to occur.

     (r) Keep Fully Informed. IUC shall use commercially reasonable best efforts to conduct itself so as to keep Denison fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

     (s) Cooperation. IUC and IUC Subco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

     (t) Representations. IUC and IUC Subco shall use commercially reasonable best efforts to conduct their affairs and to cause the IUC Material Subsidiaries to conduct their affairs so that all of the representations and warranties of IUC and IUC Subco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

     (u) Closing Documents. IUC and IUC Subco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Denison, all in form satisfactory to Denison, acting reasonably.

     (v) U.S. Tax Matters. Neither IUC nor any affiliate of IUC shall knowingly take any action that (without regard to any action taken or agreed to be taken by Denison or any affiliate of Denison) would prevent the Arrangement from qualifying as a reorganization within the meaning of
          Section 368(a) of the Code.

     (w) PFIC. With respect to each year, if any, that IUC is a "passive foreign investment company" under Section 1297 of the Code, IUC shall provide to all U.S. shareholders all information that a U.S. shareholder making a "qualified electing fund" election (as defined in the Code) is required to obtain for U.S. federal income tax purposes and a "PFIC Annual Information Statement" as described in U.S. Treasury Regulation Section 1.1295-1 (or any successor U.S. Treasury Regulation) including all representations and statements required by such statement, and will take any other

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                                       66


          steps necessary to facilitate such election by U.S. shareholders of IUC.

          Notwithstanding the foregoing provisions of this 4.02, IUC and its board of directors shall be permitted to take such actions and refrain from taking such actions as they see fit to fulfill the fiduciary obligations of the board of directors in respect of any IUC Superior Proposal.

SECTION 4.03 DENISON OPTIONS

     (a) IUC covenants and agrees that the Denison Share Option Plan and agreements thereunder pursuant to which the Denison Options have been granted, shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement including without limitation, that such Denison Options shall in accordance with the Plan of Arrangement be exercisable for IUC Common Shares on the basis of 2.88 IUC Shares for each one Denison Share, together with an adjustment to the exercise price).

     (b) IUC shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Common Shares for delivery upon the exercise of the Denison Options assumed in accordance with this section.

SECTION 4.04 DENISON WARRANTS

          IUC covenants and agrees that it will execute, if, as and when and to the extent applicable, agreements by which it will, on the Effective Date, assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Common Shares for delivery upon exercise of the Denison Warrants referred to therein (subject to the adjustments required after giving effect to the Arrangement on the basis of
2.88 IUC Shares for each one Denison Share, together with an adjustment to the exercise price, if required).

SECTION 4.05 INDEMNIFICATION AND INSURANCE

     (a) IUC hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Denison and the other Denison Subsidiaries provided in the current articles or by-laws of Denison or any Denison Subsidiaries, or in any agreement, and any directors' and officers' insurance now existing in favour of the directors or officers of Denison and any other Denison Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in

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                                       67


          full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and IUC undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

     (b) IUC shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the IUC Subsidiaries for the purpose of this Section 4.05 and this Section 4.05 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against IUC by the persons described in subsection (a) hereof.

SECTION 4.06 EMPLOYEE SERVICE AND VESTING

          With respect to any benefit plans or stock option plans maintained by IUC for which service and/or vesting are a factor, IUC agrees to recognize each Affected Employee's credited service of vesting period under similar plans of Denison or its Subsidiaries. "Affected Employees" mean individuals who are actively employed by Denison or any of its Subsidiaries as of the Effective Time and who remain employed with Denison immediately following the Effective Time.

                                   ARTICLE 5
                                   CONDITIONS

SECTION 5.01 MUTUAL CONDITIONS

          The respective obligations of Denison, IUC and IUC Subco to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

     (a) the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

     (b) the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Denison Meeting by the Denison Securityholders and IUC Shareholder Approval Matters shall have been approved at the IUC Meeting by the IUC Shareholders in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority, as the case may be;

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                                       68


     (c) the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

     (d) the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

     (e) the Articles of Amendment of IUC to change the name of IUC to "Denison Mines Ltd." or such other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison shall be in form and substance to the parties hereto, acting reasonably;

     (f) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or would have a Material Adverse Effect on Denison or IUC;

     (g) (A) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the IUC Common Shares to be issued pursuant to the Arrangement (including the IUC Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Denison Options and the Denison Warrants) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Denison contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

     (h) (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (including those contemplated in paragraph 5.01 of the Denison Disclosure Letter), the failure of which to obtain or the non-expiry of which would have a Material Adverse Effect on Denison, IUC or IUC Subco or materially impede the completion of

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                                       69


          the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

     (i) all actions shall have been taken to provide that, upon the effectiveness of the Arrangement, the board of IUC shall be composed of five of the current directors of IUC and five persons designated by Denison,

     (j) the IUC Common Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under
          Section 3(a)(10) of the 1933 Act (as well as any IUC Common Shares to be issued as contemplated in Sections 4.03 and 4.04) and the IUC Common Shares to be distributed in the United States pursuant to the Arrangement (as well as any IUC Common Shares to be distributed as contemplated in Sections 4.03 and 4.04) and shall not be subject to resale restrictions in the United States under the 1933 Act other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

     (k) the IUC Common shares to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to a statutory hold period; and

     (l) this Agreement shall not have been terminated pursuant to Article 7 hereof.

          The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of IUC, IUC Subco and Denison in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

SECTION 5.02 DENISON CONDITIONS

          The obligation of Denison to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

     (a) the representations and warranties made by IUC and IUC Subco in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties

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                                       70


          speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by IUC and IUC Subco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Denison, have a Material Adverse Effect on IUC, and IUC shall have provided to Denison a certificate of two officers thereof, and IUC Subco shall have provided to Denison a certificate of an officer thereof, certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by IUC hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the IUC Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

     (b) from the date of this Agreement to the Effective Date, there shall not have occurred, and IUC or any of the IUC Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or would have a Material Adverse Effect on IUC;

     (c) each of IUC and IUC Subco shall have complied in all material respects with their covenants herein and IUC shall have provided to Denison a certificate of two officers thereof, and IUC Subco shall have provided to Denison a certificate of an officer thereof, certifying that, as of the Effective Date, they have so complied with their covenants herein;

     (d) Denison Shareholders holding no more than 5% of the outstanding Denison Common Shares shall have exercised the right to dissent contemplated by Section 5.01 of the Plan of Arrangement (and not withdrawn such exercise);

     (e) the directors of IUC and IUC Subco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by IUC and IUC Subco to permit the consummation of the Arrangement and the issuance of a maximum 102,000,000 IUC Common Shares pursuant to the Arrangement and the change of name of IUC to "Denison Mines Ltd." or such

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                                       71


          other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison; and

     (f) the directors of IUC shall not have withdrawn or modified in a manner adverse to Denison their approval or recommendation to IUC Shareholders of the transaction contemplated hereby.

          The foregoing conditions are for the benefit of Denison and may be waived, in whole or in part, by Denison in writing at any time. If any of such conditions shall not be complied with or waived by Denison on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04 hereof, Denison may terminate this Agreement by written notice to IUC and IUC Subco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Denison.

SECTION 5.03 IUC AND IUC SUBCO CONDITIONS

          The obligation of IUC and IUC Subco to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

     (a) the representations and warranties made by Denison in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Denison in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of IUC, have a Material Adverse Effect on Denison, and Denison shall have provided to each of IUC and IUC Subco a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Denison hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Denison Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

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                                       72


     (b) from the date of this Agreement to the Effective Date, there shall not have occurred, and Denison or any of the Denison Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or would have a Material Adverse Effect on Denison;

     (c) Denison shall have complied in all material respects with its covenants herein and Denison shall have provided to each of IUC and IUC Subco a certificate of two officers thereof certifying that, as of the Effective Date, Denison has so complied with its covenants herein;

     (d) Denison Shareholders holding no more than 5% of the outstanding Denison Common Shares shall have exercised the right to dissent contemplated by Section 5.01 of the Plan of Arrangement (and not withdrawn such exercise) and IUC shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Denison to such effect, provided that the officers may rely upon representations of Denison's transfer agent or other scrutineer of the Denison Meeting in making such certification;

     (e) the directors of Denison and each of the Denison Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison and the Denison Subsidiaries to permit the consummation of the Arrangement; and

     (f) the directors of Denison shall not have withdrawn or modified in a manner adverse to IUC their approval or recommendation to Denison Securityholders of the transaction contemplated hereby.

The foregoing conditions are for the benefit of IUC and IUC Subco and may be waived, in whole or in part, by IUC and IUC Subco in writing at any time. If any of such conditions shall not be complied with or waived by IUC and IUC Subco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04 hereof, IUC and IUC Subco may terminate this Agreement by written notice to Denison in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by IUC or IUC Subco.

SECTION 5.04 NOTICE AND CURE PROVISIONS

          Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would be likely to or could:

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                                       73


     (a) cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

     (b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto on or prior to the Effective Date; or

     (c) result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in Section 5.01, Section
          5.02 or Section 5.03 hereof, as the case may be.

Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in
Section 5.01, Section 5.02 or Section 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that
(i) promptly and in any event prior to the filing of the Articles of Arrangement and/or the Articles of Amendment with the Director, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible of being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Denison Meeting, the Denison Meeting shall be adjourned or postponed until the expiry of such period. If such notice has been delivered prior to the date of the IUC Meeting, the IUC Meeting shall be adjourned or postponed until the expiry of such period.

                                   ARTICLE 6
                        NON-SOLICITATION AND BREAK-UP FEE

SECTION 6.01 DENISON COVENANT REGARDING NON-SOLICITATION

     (a) Denison shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Denison or any of the Denison Subsidiaries, or otherwise:

          (i) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a Denison Acquisition Proposal;

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                                       74


          (ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Denison Acquisition Proposal;

          (iii) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Denison Acquisition Proposal;

          (iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Denison Acquisition Proposal;

          (v) make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Denison to approve the Arrangement contemplated hereby, provided, however, that, notwithstanding the preceding part of this
          Section 6.01(a), but subject to the following provisions of Article 6 of this Agreement, nothing shall prevent or restrict the directors of Denison from, prior to the approval of the Arrangement by Denison Shareholders, considering or negotiating any unsolicited bona fide Denison Acquisition Proposal that would be a Denison Superior Proposal or, in the event of a bona fide Denison Acquisition Proposal that would be a Denison Superior Proposal, from withdrawing, modifying, qualifying or changing its recommendation to the Denison Shareholders in respect of the Arrangement contemplated hereby or from approving, recommending to the Denison Shareholders or entering into an agreement in respect of a Denison Superior Proposal from any person in accordance with the provisions of the following subsections of this
          Article 6 but in each case only if (A) the Denison Acquisition Proposal did not result from a breach of this Agreement by Denison,
          (B) the directors of Denison determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to IUC) that such action is required for such directors to comply with their fiduciary duties under applicable Law.

     (b) Other than as disclosed in paragraph 6.01(b) of the Denison Disclosure Letter, Denison shall immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Denison Acquisition Proposal whether or not initiated

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                                       75


          by Denison and in connection therewith, Denison shall request (and exercise all rights it has to require) the return of information regarding Denison and the Denison Subsidiaries previously provided to such parties and shall request (and exercise all rights it has to require) the destruction of all materials including or incorporating any confidential information regarding Denison and the Denison Subsidiaries. Denison agrees not to release any third party from any confidentiality agreement relating to a potential Denison Acquisition Proposal to which such third party is a party. Denison further agrees not to release any third party from any standstill agreement or provision to which such third party is a party.

     (c) Within 24 hours of the receipt by any director or officer of Denison of any Denison Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Denison or any of the Denison Subsidiaries in connection with any potential Denison Acquisition Proposal or for access to the properties, books or records of Denison or any of the Denison Subsidiaries by any person that informs Denison or any of the Denison Subsidiaries that it is considering making, or has made, a Denison Acquisition Proposal, Denison shall notify IUC thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Denison Acquisition Proposal and provide such other details of the Denison Acquisition Proposal, inquiry or contact as IUC may reasonably request. Denison shall keep IUC fully informed on a prompt basis of the status, including any change to the material terms, or any such proposal or request.

     (d) If Denison receives a request for material non-public information from a person who is considering making or has made a bona fide Denison Acquisition Proposal (the existence and content of which have been disclosed to IUC), and the directors of Denison determine that such proposal would be, if consummated in accordance with its terms, a Denison Superior Proposal or does constitute a Denison Superior Proposal and Denison is permitted, subject to and as contemplated under this Section 6.01 then, and only in such case, the directors of Denison may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the Denison Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect a Denison Superior Proposal, provide such person with access to information regarding Denison; provided, however, that the person who is considering making the Denison

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                                       76


          Acquisition Proposal shall not be precluded thereunder from making the Denison Acquisition Proposal, and provided further that Denison sends a copy of any such confidentiality agreement to IUC immediately upon the execution thereof and IUC is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to IUC and IUC is immediately provided with access to similar information.

     (e) Denison shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by Denison are aware of the provisions of this Section 6.01, and Denison shall be responsible for any material breach of this Section
          6.01 by its financial advisors or other advisors or representatives.

     (f) Nothing in the Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director of Denison or otherwise to fetter the proper exercise of discretion by such person. Without limitation nothing in this Section 6.01 shall preclude Denison from providing information or otherwise responding to an unsolicited proposal with respect to a Denison Acquisition Proposal if to do so would, in the opinion of the board of directors of Denison, acting reasonably, be a proper exercise of the directors' fiduciary duties.

SECTION 6.02 NOTICE OF DENISON SUPERIOR PROPOSAL DETERMINATION

          Denison and the directors of Denison shall not accept, approve, recommend or enter into any agreement in respect of a Denison Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by Section 6.01(d) hereof) on the basis that it would constitute a Denison Superior Proposal, unless (i) Denison has complied with its obligations under Section 6.01 and the other provisions of this Article 6, (ii) it has provided IUC with the information about such Denison Acquisition Proposal as required under Section 6.01(b) which the directors of Denison have determined would be a Denison Superior Proposal pursuant to Section 6.01(a) hereof; and
(iii) two Business Days shall have elapsed from the later of the date IUC received notification of the determination of the directors of Denison to accept, approve, recommend or enter into an agreement in respect of such Denison Superior Proposal and the date IUC received the documents pursuant to Section 6.01(b) hereof.

SECTION 6.03 DENISON BREAK FEE EVENT

In the event that any of the following occurs:

     (a) this Agreement is terminated by IUC and IUC Subco pursuant to Section 7.03(d);
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                                       77


     (b) this Agreement is terminated by IUC pursuant to Section 7.03(b) including without limitation, due to Denison having breached its obligations under Section 6.01 or Section 6.02; and/or

     (c)  this Agreement is terminated by Denison pursuant to Section 7.03(i);
          or

     (d) a Denison Acquisition Proposal shall have been made to Denison and made known to Denison Shareholders generally or shall have been made directly to Denison Shareholders generally or any person shall have publicly announced an intention to make a Denison Acquisition Proposal in respect of Denison (a "Pending Denison Acquisition Proposal") and such Pending Denison Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Denison Meeting and, thereafter, the Denison Shareholders do not approve the Arrangement at the Denison Meeting, this Agreement is terminated by either IUC or Denison pursuant to Section 7.03(e) hereof and Denison completes a Denison Acquisition Proposal with the party or parties who announced the Pending Denison Acquisition Proposal within nine months following the termination of this Agreement, then Denison shall pay to IUC in the circumstances set forth in Section 6.03(a), (b) or (c) above, at the time of the termination of this Agreement, and, in the circumstances set forth in Section 6.03(d) above, within five days following the completion of such Pending Denison Acquisition Proposal, an amount in cash equal to $16.0 million, in immediately available funds. Denison shall not be obligated to make more than one payment pursuant to this Section 6.03. Denison hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which IUC will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Denison hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by IUC, IUC shall have no further claim against Denison in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude IUC from seeking injunctive relief to restrain any breach or threatened breach by Denison of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.

SECTION 6.04 IUC COVENANT REGARDING NON-SOLICITATION

     (a) IUC shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of IUC or any of the IUC Material Subsidiaries, or otherwise:

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                                       78


          (i) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an IUC Acquisition Proposal;

          (ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any IUC Acquisition Proposal;

          (iii) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any IUC Acquisition Proposal;

          (iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any IUC Acquisition Proposal;

          (v) make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of IUC to approve the transactions contemplated hereto in Article 6, provided, however, that, notwithstanding the preceding part of this
          Section 6.04(a), but subject to the following provisions of Article 6 of this Agreement, nothing shall prevent or restrict the directors of IUC from, prior to the approval of the Arrangement by IUC Shareholders, considering or negotiating any unsolicited bona fide IUC Acquisition Proposal that would be an IUC Superior Proposal or, in the event of a bona fide IUC Acquisition Proposal that would be an IUC Superior Proposal, from withdrawing, modifying, qualifying or changing its recommendation to the IUC Shareholders in respect of the Arrangement contemplated hereby, or from approving, recommending to the IUC Shareholders or entering into an agreement in respect of an IUC Superior Proposal from any person in accordance with the provisions of the following subsections of this Article 6 but in each case only if the IUC Acquisition Proposal did not result from a breach of this Agreement by IUC and if the directors of IUC determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Denison) that such action is required for such directors to comply with fiduciary duties under applicable law.

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                                       79


     (b) IUC represents and warrants that it has not entered into any confidentiality agreements with any third parties since September 30, 2005 and it is not currently engaged in any discussions or negotiations with any parties (other than Denison) in connection with any proposal that constitutes, or may reasonably be expected to constitute, an IUC Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of IUC and the IUC Material Subsidiaries to, continue to not have discussions or negotiations with any parties (other than Denison) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an IUC Acquisition Proposal. IUC agrees not to release any third party from any confidentiality agreement relating to a potential IUC Acquisition Proposal to which such third party is a party. IUC further agrees not to release any third party from any standstill agreement or provision to which such third party is a party.

     (c) Within 24 hours of the receipt by any director or officer of IUC of any IUC Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to IUC or any of the IUC Material Subsidiaries in connection with any potential IUC Acquisition Proposal or for access to the properties, books or records of IUC or any of the IUC Material Subsidiaries by any person that informs IUC or any of the IUC Material Subsidiaries that it is considering making, or has made, an IUC Acquisition Proposal, IUC shall notify Denison thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the IUC Acquisition Proposal and provide such other details of the IUC Acquisition Proposal, inquiry or contact as Denison may reasonably request.

     (d) If IUC receives a request for material non-public information from a person who is considering making or has made a bona fide IUC Acquisition Proposal (the existence and content of which have been disclosed to Denison), and the directors of IUC determine that such proposal would be, if consummated in accordance with its terms, an IUC Superior Proposal or does constitute an IUC Superior Proposal and IUC is permitted, subject to and as contemplated under this Section 6.04 then, and only in such case, the directors of IUC may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the IUC Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect an IUC Superior Proposal, provide such person with access to information regarding IUC; provided, however, that the person who is considering making the IUC

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                                       80


          Acquisition Proposal shall not be precluded thereunder from making the IUC Acquisition Proposal, and provided further that IUC sends a copy of any such confidentiality agreement to Denison immediately upon the execution thereof and Denison is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Denison and Denison is immediately provided with access to similar information.

     (e) IUC shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by IUC are aware of the provisions of this Section 6.04, and IUC shall be responsible for any material breach of this Section 6.04 by its financial advisors or other advisors or representatives.

     (f) Nothing in this Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director of IUC or otherwise to fetter the proper exercise of discretion by such person. Without limitation nothing in this Section 6.01 shall preclude IUC from providing information or otherwise responding to an unsolicited proposal with respect to an IUC Acquisition Proposal if to do so would, in the opinion of the board of directors of IUC, acting reasonably, be a proper exercise of the director's fiduciary duties.

SECTION 6.05 NOTICE OF IUC SUPERIOR PROPOSAL DETERMINATION

          IUC and the directors of IUC shall not accept, approve, recommend or enter into any agreement in respect of an IUC Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by Section 6.04(d) hereof) on the basis that it would constitute an IUC Superior Proposal, unless (i) IUC has complied with its obligations under Section 6.04 and the other provisions of this
          Article 6, (ii) it has provided Denison with the information about such IUC Acquisition Proposal as required under Section 6.04(b) which the directors of IUC have determined would be an IUC Superior Proposal pursuant to Section 6.04(a) hereof; and (iii) two Business Days shall have elapsed from the later of the date Denison received notification of the determination of the directors of IUC to accept, approve, recommend or enter into an agreement in respect of such IUC Superior Proposal and the date Denison received the documents pursuant to
          Section 6.04(b) hereof.

SECTION 6.06 IUC BREAK FEE EVENT

In the event that any of the following occurs:

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                                       81


     (a)  this Agreement is terminated by Denison pursuant to Section 7.03(f);

     (b) this Agreement is terminated by Denison pursuant to Section 7.03(b) including without limitation, due to IUC having breached its obligations under Section 6.03 or Section 6.04; and/or

     (c)  this Agreement is terminated by IUC pursuant to Section 7.03(j); or

     (d) an IUC Acquisition Proposal shall have been made to IUC and made known to IUC Shareholders generally or shall have been made directly to IUC Shareholders generally or any person shall have publicly announced an intention to make an IUC Acquisition Proposal in respect of IUC (a "Pending IUC Acquisition Proposal") and such Pending IUC Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the IUC Meeting and, thereafter, the IUC Shareholders do not approve the Arrangement at the IUC Meeting, this Agreement is terminated by either Denison or IUC pursuant to Section 7.03(g) hereof and IUC completes an IUC Acquisition Proposal with the party or parties who announced the Pending IUC Acquisition Proposal within nine months following the termination of this Agreement, then IUC shall pay to Denison in the circumstances set forth in Section 6.06(a) or (b) above, at the time of the termination of this Agreement, and, in the circumstances set forth in Section 6.06(c) above, within five days following the completion of such Pending IUC Acquisition Proposal, an amount in cash equal to $16.0 million, in immediately available funds. IUC shall not be obligated to make more than one payment pursuant to this
     Section 6.06. IUC hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Denison will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. IUC hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by Denison, Denison shall have no further claim against IUC in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Denison from seeking injunctive relief to restrain any breach or threatened breach by IUC of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.

                                    ARTICLE 7
                            AMENDMENT AND TERMINATION

SECTION 7.01 AMENDMENT

               This Agreement may, at any time and from time to time before or after the holding of the Denison Meeting or the IUC Meeting be amended by mutual

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                                       82


written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Denison Shareholders or the IUC Shareholders and any such amendment may, without limitation:

     (a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

     (b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

     (c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

     (d)  waive compliance with or modify any condition herein contained,

provided, however, that notwithstanding the foregoing, the terms of Section 3.01(d) of the Plan of Arrangement shall not be amended without the approval of the Denison Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Section 5.01, Section 5.02, Section 5.03,
Section 6.03, Section 6.06 and Article 7 hereof shall remain unaffected.

SECTION 7.02 MUTUAL UNDERSTANDING REGARDING AMENDMENTS

     (a) In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Denison, the Denison Shareholders, the Denison Subsidiaries, IUC and the IUC Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

     (b) The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Denison on the one hand, and IUC and IUC Subco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Denison Securityholders.

SECTION 7.03 TERMINATION

               This Agreement may be terminated at any time prior to the Effective Date:

     (a)  by the mutual written consent of the parties hereto;

     (b) by either Denison or IUC if at any time the other has committed a material breach of any provision of this Agreement, subject to Section 5.04;

     (c) if any of the conditions in Section 5.01, Section 5.02 or Section 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections, subject to Section 5.04;

     (d) by IUC and IUC Subco if there is a Denison Superior Proposal in respect of Denison and the directors of Denison (i) shall have withdrawn or modified in a manner adverse to IUC and IUC Subco their approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by IUC in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within two Business
          Days) after receipt of such written request from IUC, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any Denison Superior Proposal;

     (e) by IUC and IUC Subco or by Denison if the Denison Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Denison Securityholders;

     (f) by Denison if there is an IUC Superior Proposal in respect of IUC and the directors of IUC (i) shall have withdrawn or modified in a manner adverse to Denison their approval or recommendation of the IUC Shareholder Approval Matters, (ii) shall have failed, after being requested by Denison in writing, to reaffirm its approval or recommendation of the IUC Shareholder Approval Matters and the transactions contemplated herein as promptly as possible (but in any event within two Business Days) after receipt of such written request from Denison, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any IUC Superior Proposal;

     (g) by Denison or by IUC if the IUC Meeting shall have been held and completed and the IUC Shareholder Approval Matters are not approved by the requisite majority of the IUC Shareholders;

     (h) by: (i) IUC if Denison shall have failed to hold the Denison Meeting on or before November 30, 2006 unless such failure results from: (A) an adjournment of the Denison Meeting for not less than four Business Days due to its obligation to adjourn the Denison Meeting in the circumstances described in Section 4.01(d) or an adjournment required pursuant to Section 5.04; or (B) for reasons beyond the control of Denison (including any order or ruling of a Governmental Entity or the
          TSX) so long as Denison is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable best efforts to hold the Denison Meeting as soon as practicable after November 30, 2006; or (ii) Denison if IUC shall have failed to hold the IUC Meeting on or before November 30, 2006 unless such failure results from: (A) an adjournment of the Denison Meeting for not less than four Business Days due to its obligation to adjourn the IUC Meeting in the circumstances described in Section 4.02(d) or an adjournment required pursuant to Section 5.04; or (B) for reasons beyond the control of IUC (including any order or ruling of a Governmental Entity or the TSX) so long as IUC is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable best efforts to hold the IUC Meeting as soon as practicable after November 30, 2006;

     (i) by Denison in order to enter into a definitive written agreement with respect to a Denison Superior Proposal, subject to compliance with Sections 6.01 and 6.02 and the payment of any fee required to be paid pursuant to Section 6.03; or

     (j) by IUC in order to enter into a definitive written agreement with respect to an IUC Superior Proposal, subject to compliance with Sections 6.04 and 6.05 and the payment of any fee required to be paid pursuant to Section 6.06, provided that any termination by a party hereto in accordance with paragraphs
(b) to (i) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. If the completion of the Arrangement does not occur on or prior to end of business on the Completion Deadline, then this Agreement shall terminate. In the event of any such termination, subject to the obligations of Denison and IUC contained in Article 6 hereof, including the payment required by
Section 6.03 or Section 6.06, as the case may be, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

                                    ARTICLE 8
                                     GENERAL

SECTION 8.01 NOTICES

               Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

               The address for service of each of the parties hereto shall be as follows:

(a) if to Denison:

    595 Bay Street
    Suite 402
    Toronto, Ontario M5G 2C2

    Attention: E. Peter Farmer
    Facsimile: (416) 979-5893

    with a copy (which shall not constitute notice) to:

    Blake, Cassels & Graydon LLP
    3500  855 - 2nd Street S.W.
    Calgary, Alberta T2P 4J8

    Attention: Daniel J. McLeod
    Facsimile: (403) 260-9700

(b) if to IUC or IUC Subco:

    885 West Georgia Street
    Suite 2101

    Vancouver, B.C. V6C 3E8

    Attention: Ronald Hochstein
    Facsimile: (604) 689-4250

    with a copy (which shall not constitute notice) to:

    Cassels Brock & Blackwell LLP
    2100 Scotia Plaza
    40 King Street West
    Toronto, Ontario M5H 3C2

    Attention: John H. Craig
    Facsimile: (416) 360-8877

SECTION 8.02 REMEDIES

               The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Denison (if either IUC or IUC Subco is the breaching party) or IUC and IUC Subco (if Denison is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including without limitation, Section 6.03 and Section 6.06 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

SECTION 8.03 EXPENSES

               The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Denison Meeting, the IUC Meeting, and the preparation and mailing of the Denison Proxy Circular and the IUC Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.03 shall survive the termination of this Agreement. Notwithstanding the foregoing: (i) in the event that (a) this Agreement is terminated prior to the Completion Deadline as a result of the Denison Securityholders having voted not to approve the Arrangement at the Denison Meeting; or (b) IUC has terminated the Agreement under Section 7.03(h)(i), then in either case Denison shall pay to IUC the sum of $2.0 million as and by way of liquidated damages representing a reasonable pre-estimate of IUC's expenses incurred in respect of the transactions contemplated by this Agreement and not by way of a penalty; and (ii) in the event that (a) this Agreement is terminated prior to the Completion Deadline as a result of the IUC Shareholders having voted not to approve the IUC Shareholder Approval Matters; or (b) Denison has terminated the Agreement under Section 7.03(h)(ii), then in either case IUC shall pay to Denison the sum of $2.0 million as and by way of liquidated damages representing a reasonable pre-estimate of Denison expenses incurred in respect of the the transactions contemplated by this Agreement and not by way of a penalty. Any amount paid by a party to the other party pursuant to this Section
8.03 shall be deducted from the amount which may become payable pursuant to
Section 6.03 or Section 6.06.

SECTION 8.04 OBLIGATIONS REGARDING PERSONAL INFORMATION

     (a) Each of Denison and IUC shall ensure that, unless otherwise exempted by law, it has the consent of its employees to the collection, use and disclosure of all personal information required for any reasonable and necessary purpose related to this Agreement.

     (b) For the purpose of this Section 8.04, "Personal Information" means information about an identifiable individual collected or created as a result of this Agreement, but does not include the name, title or business address or telephone number of an employee.

     (c) Unless this Agreement or the law otherwise specifies, each party shall only collect, create, use and disclose Personal Information in respect of its own employees or in respect of the employees of contractors which is necessary for the due performance of this Agreement.

     (d) Unless this Agreement or the law otherwise specifies, each party shall not collect, use or disclose Personal Information about an individual without the consent of the individual to whom the information relates.

     (e) Each party agrees to protect all Personal Information collected or stored by it pursuant to paragraph (c) above by taking reasonable security measures, in accordance with the sensitivity of the information in question, to protect the Personal Information against loss, unauthorized access thereto, theft, and any unauthorized collection, use, disclosure, copying, modification or disposal thereof.

     (f) Each party further agrees to comply with all applicable laws that relate to the collection, use, disclosure, storage and disposal of Personal Information.

SECTION 8.05 TIME OF THE ESSENCE

               Time shall be of the essence of this Agreement.

SECTION 8.06 ENTIRE AGREEMENT

               This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

SECTION 8.07 FURTHER ASSURANCES

               Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including without limitation, the Plan of Arrangement.

SECTION 8.08 GOVERNING LAW

               This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

SECTION 8.09 EXECUTION IN COUNTERPARTS

               This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

SECTION 8.10 WAIVER

               No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.01 hereof.

SECTION 8.11 NO PERSONAL LIABILITY

               No director or officer of Denison shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to IUC or IUC Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Denison. No director or officer of IUC or IUC Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Denison under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of IUC or IUC Subco.

SECTION 8.12 ENUREMENT AND ASSIGNMENT

               This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

SECTION 8.13 INVALIDITY

               If any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Agreement shall not be affected thereby and shall remain valid and enforceable.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

                                        INTERNATIONAL URANIUM CORPORATION
                                        Per:

                                        Name: Ronald Hochstein
                                        Title: President and Chief Executive
                                        Officer

                                        2113537 ONTARIO INC.
                                        Per:


                                        ----------------------------------------
                                        Name: Ronald Hochstein
                                        Title: President


                                        DENISON MINES INC.
                                        Per:


                                        ----------------------------------------
                                        Name: E. Peter Farmer
                                        Title: President and Chief Executive
                                        Officer

                                   SCHEDULE A
                               PLAN OF ARRANGEMENT
                            UNDER SECTION 182 OF THE
                        ONTARIO BUSINESS CORPORATIONS ACT

                                   ARTICLE ONE
                         DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

          In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

     (a) "affiliate" shall have the meaning ascribed to such term under the OBCA but shall not include IUC Subco;

     (b) "Amalgamating Corporations" means IUC Subco and Denison collectively and "Amalgamating Corporation" means either one of them;

     (c) "Amalgamation" has the meaning ascribed thereto in 3.01(b) of this Plan of Arrangement;

     (d) "Arrangement" means the arrangement under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

     (e) "Arrangement Agreement" means the arrangement agreement dated as of September 18, 2006 between IUC, IUC Subco and Denison, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

     (f) "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

     (g) "Common Shares" means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in Section 4.04 hereof;

     (h)  "Corporation" means the corporation continuing from the Amalgamation;

     (i)  "Court" means the Superior Court of Justice of Ontario;

     (j)  "Denison" means Denison, a corporation existing under the OBCA;

     (k) "Denison Common Shares" means the common shares in the capital of Denison;

     (l) "Denison Meeting" means the special meeting, including any adjournments or postponements thereof, of the holders of Denison Common Shares held, among other things, to consider and, if deemed advisable, approve the Arrangement;

     (m) "Denison Options" means the outstanding options to purchase Denison Common Shares issued pursuant to the Denison Share Option Plan and otherwise;

     (n) "Denison Proxy Circular" means the management information circular prepared by Denison with the assistance of IUC in respect of the Denison Meeting;

     (o) "Denison Share Option Plan" means the share option plan of Denison adopted on March 5, 2004;

     (p) "Depositary" means the depositary which shall be appointed by IUC for the purpose of, among other things, exchanging certificates representing Denison Common Shares for IUC Common Shares in connection with the Arrangement;

     (q)  "Director" means the Director appointed under Section 278 of the OBCA;

     (r) "Dissent Procedures" means the procedures set forth in Section 185 of the OBCA required to be taken by a registered holder of Denison Common Shares to exercise the right of dissent in respect of such Denison Common Shares in connection with the Arrangement;

     (s) "Dissenting Optionholders" means the holders of Denison Options who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

     (t) "Dissenting Shareholders" means the registered holders of Denison Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

     (u) "Effective Date" means the date on which the Final Order and all other required documents are accepted for filing by the Registrar;

     (v)  "Effective Time" means 12:01 a.m. (Toronto time) on the Effective
          Date;

     (w) "Final Order" means the order of the Court approving the Arrangement pursuant to the OBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     (x) "Former Denison Shareholders" means the holders of Denison Common Shares immediately prior to the Effective Time;

     (y)  "IUC" means IUC, a corporation existing under the CBCA;

     (z)  "IUC Common Shares" means the common shares in the capital of IUC; and

     (aa) "IUC Subco" means 2113537 Ontario Inc., a wholly-owned subsidiary of IUC existing under the OBCA.

     (bb) "Interim Order" means the interim order of the Court, as such order may be amended in connection with the Arrangement;

     (cc) "Meeting Date" means the date of the Denison Meeting;

     (dd) "OBCA" means the Business Corporations Act (Ontario);

     (ee) "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

     (ff) "Subject Shares" means the Denison Common Shares held, directly or indirectly, by or for the benefit of IUC or its affiliates immediately prior to the Effective Time, together with the Denison Common Shares deemed to be transferred to IUC in subsection 3.01(a) hereof;

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action

          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

                                   ARTICLE TWO
                              ARRANGEMENT AGREEMENT

Section 2.01 Arrangement Agreement

          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

                                  ARTICLE THREE
                                   ARRANGEMENT

Section 3.01 Arrangement

          At the Effective Time, the following shall occur, and shall be deemed to occur in the following order, without any further act or formality:

     (a) each Denison Common Share and Denison Option in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to IUC, with IUC being obliged to pay therefor the amount determined and payable in accordance with Section 5 hereof, and the name of such holder will be removed from the register of holders of Denison Common Shares or Denison Options, as the case may be, and IUC will be recorded as the registered holder of the Denison Common Shares and Denison Options so transferred and will be deemed to be the legal and beneficial owner of such Denison Common Shares and Denison Options;

     (b) the Amalgamating Corporations shall be amalgamated to form the Corporation and continue as one corporation under the OBCA on the terms prescribed in this Plan of Arrangement (the "Amalgamation") and:

          (i) the Corporation shall have the characteristics set forth in Article Four of this Plan of Arrangement and shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

          (ii) a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation;

          (iii) the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 104(1) of the OBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation; and

          (iv) the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;

     (c) immediately upon the Amalgamation as set forth in subsection (b), all Denison Common Shares held by IUC Subco shall be cancelled without any repayment of capital in respect thereof;

     (d) immediately upon the Amalgamation as set forth in subsection (b), all Denison Common Shares (other than the Subject Shares) held by Former Denison Shareholders (other than Dissenting Shareholders) shall be exchanged with IUC for IUC Common Shares on the basis of 2.88 IUC Common Shares for each one Denison Common Share, subject to Sections
          3.03 and 5.01 hereof, and shall thereafter be cancelled without any repayment of capital in respect thereof;

     (e) immediately upon the Amalgamation as set forth in subsection (b), each Subject Share shall be cancelled and the holders thereof shall receive, for each Subject Share, 2.88 IUC Common Shares;

     (f) immediately upon the Amalgamation as set forth in subsection (b), (i) each Denison Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Denison Common Shares otherwise issuable upon the exercise thereof, the number of IUC Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Common Shares to which such holder was theretofore entitled upon such exercise, subject to necessary adjustments to the option exercise price, and (ii) such Denison Option shall otherwise continue to be governed by and be subject to the terms of the Denison Share Option Plan and applicable agreement thereunder; and

     (g) immediately upon the Amalgamation as set forth in subsection (b), each common share of IUC Subco shall be exchanged for one Common Share.

Section 3.02 Post-Effective Time Procedures

     (a) On or promptly after the Effective Date, IUC shall deliver or arrange to be delivered to the Depositary certificates representing the IUC Common Shares required to be issued to Former Denison Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Denison Shareholders for distribution to such Former Denison Shareholders in accordance with the provisions of Article 6 hereof.

     (b) Subject to the provisions of Article 6 hereof, Former Denison Shareholders shall be entitled to receive delivery of the certificates representing the IUC Common Shares to which they are entitled pursuant to subsection 3.01(d) hereof.

     (c) IUC and its affiliates shall be entitled to receive delivery of the certificates representing the IUC Common Shares to which they are entitled pursuant to subsection 3.01(e) hereof.

Section 3.03 No Fractional IUC Common Shares

          No fractional IUC Common Shares shall be issued to Former

Denison Shareholders. Any fractional number of IUC Common Shares shall be rounded up or down to the nearest whole number.

                                  ARTICLE FOUR
                                 THE CORPORATION

Section 4.01 Name

          The name of the Corporation shall be "Denison Mines Inc." or such other name containing the word "Denison" as may be approved by the directors of each of IUC and Denison or such other number company name as may be assigned to the Corporation.

Section 4.02 Registered Office

          The registered office of the Corporation shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of the Corporation shall be 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

Section 4.03 Authorized Capital

          The Corporation shall be authorized to issue an unlimited number of common shares (being the Common Shares).

Section 4.04 Share Provisions

          The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

     (a) Voting. Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

     (b) Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

     (c) Liquidation. In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.

Section 4.05 Restrictions on Transfer

          There shall be restrictions upon the right to transfer Common Shares approval of either the board of directors of the Corporation or the shareholders of the Corporation (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.06 Stated Capital

          At the Effective Time, the stated capital account maintained by the Corporation for the Common Shares shall be an amount equal to the aggregate of the stated capital account maintained by IUC Subco in respect of the common shares of IUC Subco immediately prior to the Effective Time and the stated capital account maintained by Denison in respect of the Denison Common Shares immediately prior to the Effective Time.

Section 4.07 Directors and Officers

     (a) Minimum and Maximum. The directors of the Corporation shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one and a maximum number of ten directors.

     (b) Initial Directors. The number of directors on the board of directors shall initially be set at two. The initial directors of the Corporation immediately following the Amalgamation shall be the persons whose names and residential addresses appear below:

NAME               MUNICIPALITY OF RESIDENCE
----               -------------------------
E. Peter Farmer    Toronto, Ontario
Ronald Hochstein   Vancouver, British Columbia

The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

     (c) Initial Officers. The initial officers of the Corporation shall be as follows:

NAME               TITLE
----               -----
E. Peter Farmer    Chief Executive Officer
Ronald Hochstein   President
James Anderson     Treasurer
Sheila Colman      Secretary

Section 4.08 Business and Powers

          There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.

Section 4.09 By-Laws

          The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of IUC Subco.

Section 4.10 Quebec Charging Power

          Without restricting any of the powers and capacities of the Corporation, whether under the OBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation, its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

                                  ARTICLE FIVE
                               DISSENT PROCEDURES

Section 5.01 Dissent Procedures

          Holders of Denison Common Shares and Denison Options may exercise Dissent Procedures with respect to Denison Common Shares and Denison Options, respectively, in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 185 of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by section 185 of the OBCA must be received by Denison not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Denison Meeting and provided further that holders who exercise such rights of dissent and who:

     (a) are ultimately entitled to be paid fair value for their Denison Common Shares or Denison Options, as the case may be, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by Denison; and

     (b) are ultimately not entitled, for any reason, to be paid fair value for their Denison Common Shares or Denison Options, as the case may be, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Denison Common Shares or Denison Options, as the case may be, and shall be entitled to receive only the consideration contemplated in subsection 3.01(d) or subsection 3.01(f) hereof, as applicable, which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Denison, IUC Subco, IUC or any other person be required to recognize Dissenting Shareholders as holders of Denison Common Shares after the Effective Time or Dissenting Optionholders as holders of Denison Options after the Effective Time, and the names of such Dissenting Shareholders and Dissenting Optionholders shall be deleted from the registers of holders of Denison Common Shares and Denison Options, respectively, at the Effective Time.

                                   ARTICLE SIX
                          DELIVERY OF IUC COMMON SHARES

Section 6.01 Delivery of IUC Common Shares

     (a) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Denison Common Shares which were exchanged for IUC Common Shares in accordance with Section 3.01(d) or (e) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Denison Common Shares formerly represented by such certificate under the OBCA and the by-laws of Denison and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the IUC Common Shares which such holder is entitled to receive in accordance with Section 3.02 hereof.

     (b) After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Denison Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the IUC Common Shares which the holder of such certificate is entitled to receive in accordance with Section 6.01(a) hereof.

Section 6.02 Lost Certificates

          In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Denison Common Shares which were exchanged for IUC Common Shares in accordance with Section 3.01(d) or (e) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the IUC Common Shares which such holder is entitled to receive in accordance with Section 3.02 hereof. When authorizing such delivery of a certificate representing the IUC Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such IUC Common Shares is to be delivered shall, as a condition precedent to the delivery of such IUC Common Shares, give a bond satisfactory to IUC and the Depositary in such amount as IUC and the Depositary may direct, or otherwise indemnify IUC, IUC Subco and the Depositary in a manner satisfactory to IUC and the Depositary, against any claim that may be made against IUC, IUC Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

Section 6.03 Distributions with Respect to Unsurrendered Certificates

          No dividend or other distribution declared or made after the Effective Time with respect to IUC Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Denison Common

Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.01 or Section 6.02 hereof. Subject to applicable law and to Section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the IUC Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such IUC Common Shares.

Section 6.04 Withholding Rights

          IUC, IUC Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Denison Shareholder such amounts as IUC, IUC Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Denison Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.05 Limitation and Proscription

          To the extent that a Former Denison Shareholder shall not have complied with the provisions of Section 6.01 or Section 6.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the IUC Common Shares which such Former Denison Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such IUC Common Shares shall be delivered to IUC by the Depositary for cancellation and shall be cancelled by IUC, and the interest of the Former Denison Shareholder in such IUC Common Shares shall be terminated as of such final proscription date.

                                  ARTICLE SEVEN
                                   AMENDMENTS

Section 7.01 Amendments to Plan of Arrangement

     (a) IUC and Denison reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by IUC and Denison, (iii) filed with the Court and, if made following the Denison Meeting, approved by the Court, and (iv) communicated to Denison Optionholders and Former Denison Shareholders if and as required by the Court.

     (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Denison at any time prior to the Denison Meeting provided that IUC shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Denison Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

     (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Denison Meeting shall be effective only if (i) it is consented to in writing by each of IUC and Denison, and (ii) if required by the Court, it is consented to by holders of the Denison Common Shares and Denison Options voting in the manner directed by the Court.

                                   SCHEDULE B
                       DESCRIPTION OF DENISON SUBSIDIARIES

As of the date of the Arrangement Agreement to which this Schedule B is attached, the following are the Denison Subsidiaries.

Denison Subsidiaries

COMPANY                                         JURISDICTION   PERCENTAGE OWNERSHIP(%)
-------                                         ------------   -----------------------
Dengold Corporation                               Delaware                100%
DML Broadcasting Limited                           Ontario                100%
Stanatomic Uranium Mines Limited                   Ontario              69.52%

                                   SCHEDULE C
          DESCRIPTION OF IUC SUBSIDIARIES AND IUC MATERIAL SUBSIDIARIES

As of the date of the Arrangement Agreement to which this Schedule C is attached, the following are the IUC Subsidiaries and the IUC Material
Subsidiaries:

IUC Subsidiaries

COMPANY                                         JURISDICTION   PERCENTAGE OWNERSHIP(%)
-------                                         ------------   -----------------------
International Uranium Alberta Corporation          Federal               100%
International Uranium (Sask) Corporation           Ontario               100%
IUC Reno Creek LLC                                Colorado               100%
IUC Rim Mine LLC                                  Colorado               100%
Rio Frio Holdings Inc.                             Federal               100%
El Capitan Holdings Inc.                           Federal               100%
Mongolia Resources Inc.                            Ontario               100%
Concours Resources Inc.                            Ontario               100%
Together with the IUC Material Subsidiaries

IUC Material Subsidiaries

COMPANY                                         JURISDICTION   PERCENTAGE OWNERSHIP(%)
-------                                         ------------   -----------------------
International Uranium Holdings Corporation        Delaware               100%
International Uranium (USA) Corporation           Delaware               100%
International Uranium Recovery Corporation        Delaware               100%
IUC White Mesa LLC                                Colorado               100%
IUC Sunday Mine LLC                               Colorado               100%
IUC Colorado Plateau LLC                          Colorado               100%
IUC Henry Mountains LLC                           Colorado               100%
IUC Arizona Strip LLC                             Colorado               100%
IUC Recovery LLC                                  Colorado               100%
IUC Properties LLC                                Colorado               100%
International Uranium (Bermuda) I Ltd.             Bermuda               100%
International Uranium Company (Mongolia) Ltd.      Bermuda               100%
International Uranium Mongolia, XXK               Mongolia               100%
Gurvan Salhan XXK                                 Mongolia               100%